Form 10-K, Exhibit 13
period 1995-09-30
ARMATRON INTERNATIONAL INC
filed 1996-01-16
CIK 8699

1995



          Annual Report



          ARMATRON INTERNATIONAL INC.



ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
-------------------------------------------

FINANCIAL HIGHLIGHTS

                                                    Years Ended September 30,
                                          1995            1994            1993

---------------------------------------------------------------------------------------
Net Sales                                 $ 12,017,000    $ 13,286,000    $ 16,174,000
---------------------------------------------------------------------------------------
Operating Loss                            $ (1,159,000)   $   (934,000)   $ (1,106,000)
---------------------------------------------------------------------------------------
Net Loss                                  $ (1,557,000)   $ (1,212,000)   $ (1,548,000)
---------------------------------------------------------------------------------------
Stockholders' Equity                      $    724,000    $  2,281,000    $  3,493,000
---------------------------------------------------------------------------------------
Stockholders' Equity Per Common Share     $        .29    $        .93    $       1.42
---------------------------------------------------------------------------------------
Weighted Average Number of Common
 Shares Outstanding                          2,459,749       2,459,754       2,459,754
---------------------------------------------------------------------------------------
Loss Per Share of Common Stock:
      Net Loss                            $       (.63)   $       (.49)   $       (.63)
                                          ============================================
---------------------------------------------------------------------------------------


TO OUR STOCKHOLDERS


   Sales in the lawn and garden market decreased during the 1995 fiscal year. Sales were down 9.6%, $12,017,000 compared to $13,286,000 in the 1994 fiscal year, and the consolidated loss increased to $1,557,000 compared to $1,212,000 for the prior fiscal year.

   A significant contributing cause of lower sales was precipitated by tooling delays for the lawn and garden storage shed resulting in an inability to capture the major portion of the selling season. Our first shipment occurred in August and the acceptance in the market place has been strong. We anticipate the new shed will make a major contribution to the 1996 fiscal year. We will introduce additional lawn and garden products during this year which augurs well for the current period.

   Production of the ECHOVISION automotive obstacle detection system will commence in January of 1996. The expanded and continued testing by various customers has resulted in the acceptance of the program by a major national company which will be integrated into a significant portion of their fleet of trucks. The product is in various stages of testing with other major fleet users and based on the results, as reported by customers, it appears that this product has a significant future. We are confident as we enter into the production and sales stage and wind down the development except for an on-going continuing program for improvements and for special use customers. Certain proprietary rights integrated into this product line could enable Armatron to capture a major share of the market for this new technology.

   Experiencing another loss year has caused our Company to fall below certain eligibility requirements for listing on the American Stock Exchange; therefore, we will not renew our membership. We expect the stock will continue to be publicly traded.

   Your Management is disappointed with the results of the year but is encouraged and confident in the potential growth for the future of our Company.


                                        /s/ CHARLES J. HOUSMAN
                                        Charles J. Housman
                                        President & Chairman of the Board



ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
--------------------------------------------


ASSETS (Note 6)


                                                                   September 30,
                                                                1995           1994


CURRENT ASSETS:
  Cash and cash equivalents (Note 1)                        $ 1,322,000    $ 3,006,000
  Trade accounts receivable (less allowance for doubtful
   accounts of $179,000 in 1995 and $100,000 in 1994)         2,189,000      2,414,000
  Current portion of other receivable                            32,000         14,000
  Inventories (Note 2)                                        2,225,000      2,937,000
  Deferred tax asset (Note 8)                                   165,000        165,000
  Prepaid and other current assets                              122,000        266,000
                                                            --------------------------
      Total Current Assets                                    6,055,000      8,802,000


PROPERTY AND EQUIPMENT, net (Note 3)                            952,000        599,000


OTHER ASSETS (Note 4)                                           249,000        198,000
                                                            --------------------------
                                                            $ 7,256,000    $ 9,599,000
                                                            ==========================

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED BALANCE SHEETS


LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                  September 30,
                                                               1995           1994

CURRENT LIABILITIES:
  Current portion of long-term debt                        $        --    $     1,000
  Accounts payable                                           1,112,000      1,387,000
  Accrued liabilities (Note 5)                                 705,000        790,000
                                                           --------------------------
      Total Current Liabilities                              1,817,000      2,178,000
                                                           --------------------------

LONG-TERM DEBT including $4,715,000 due to related
 parties in 1995 and $5,140,000 in 1994 (Note 6)             4,715,000      5,140,000
                                                           --------------------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Note 7):
  Common stock, par value $1 per share; authorized
   6,000,000 shares; issued 2,606,481 shares in
   1995 and 1994                                             2,606,000      2,606,000
  Additional paid-in capital                                 6,770,000      6,770,000
  Accumulated deficit                                       (8,266,000)    (6,709,000)
                                                           --------------------------
                                                             1,110,000      2,667,000
Less:
  Treasury stock at cost--146,732 shares in 1995
   and 146,727 in 1994                                         386,000        386,000
                                                           --------------------------
      Total Stockholders' Equity                               724,000      2,281,000
                                                           --------------------------
                                                           $ 7,256,000    $ 9,599,000
                                                           ==========================

The accompanying notes are an integral part of the consolidated financial statements.



ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
--------------------------------------------


STATEMENTS OF CONSOLIDATED OPERATIONS
For the Years Ended September 30, 1995, 1994 and 1993


                                                     1995             1994              1993

Net Sales                                        $ 12,017,000     $ 13,286,000      $ 16,174,000
Cost of products sold                              10,570,000       11,253,000        13,428,000
                                                 -----------------------------------------------
Gross margin                                        1,447,000        2,033,000         2,746,000
Selling, general and administrative expenses        2,541,000        3,113,000         3,836,000
Provision for (recovery of) bad debts                  65,000         (146,000)           16,000
                                                 -----------------------------------------------

Operating Loss                                     (1,159,000)        (934,000)       (1,106,000)
                                                 -----------------------------------------------

Other Income (Expense):
Interest expense--third parties                       (41,000)          (6,000)           (7,000)
Interest expense--related party                      (488,000)        (494,000)         (548,000)
Other income--net                                     131,000           57,000           113,000
                                                 -----------------------------------------------
Other income (expense)--net                          (398,000)        (443,000)         (442,000)
                                                 -----------------------------------------------

Loss before income taxes                           (1,557,000)      (1,377,000)       (1,548,000)

Income tax benefit (Note 8)                                --         (165,000)               --

Net Loss                                         $ (1,557,000)    $ (1,212,000)     $ (1,548,000)
                                                 ===============================================

Net Loss per Share of Common Stock               $       (.63)    $       (.49)     $       (.63)
                                                 ===============================================

Weighted Average Number of Common Shares
 Outstanding                                        2,459,749        2,459,754         2,459,754
                                                 ===============================================

The accompanying notes are an integral part of the consolidated financial statements.



STATEMENT OF CONSOLIDATED CASH FLOWS
For the Years Ended September 30, 1995, 1994 and 1993


                                                               1995            1994            1993

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                   $ (1,557,000)   $ (1,212,000)   $ (1,548,000)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization                               453,000         616,000         744,000
    Deferred tax benefit                                             --        (165,000)             --
    Provision (recovery) for bad debts                           65,000        (146,000)         16,000
    Loss on disposal of equipment                                    --          35,000              --
    (Increase) decrease in:
      Accounts receivable                                       160,000         (42,000)        540,000
      Inventories                                               712,000         315,000       2,255,000
      Prepaid and other current assets                          144,000        (124,000)         32,000
      Other assets                                              (32,000)       (105,000)             --
    Increase (decrease) in:
      Accounts payable                                         (275,000)        576,000        (124,000)
      Other current liabilities                                 (85,000)        (37,000)       (287,000)
                                                           --------------------------------------------
      Net Cash Flow from (used for) Operating Activities       (415,000)       (289,000)      1,628,000
                                                           --------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment for purchases of equipment and patents               (780,000)       (146,000)       (348,000)
                                                           --------------------------------------------
      Net Cash Flow used for Investing Activities              (780,000)       (146,000)       (348,000)
                                                           --------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on long-term debt--related party                        --              --         250,000
  Payments on long-term debt--third parties                      (1,000)        (16,000)        (13,000)
  Payments on long-term debt--related party                    (425,000)       (110,000)     (1,000,000)
  Loan origination costs                                        (63,000)             --              --
                                                           --------------------------------------------
      Net Cash Flow used for Financing Activities              (489,000)       (126,000)       (763,000)
                                                           --------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (1,684,000)       (561,000)        517,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                3,006,000       3,567,000       3,050,000
                                                           --------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $  1,322,000    $  3,006,000    $  3,567,000
                                                           ============================================

SUPPLEMENTAL INFORMATION:
  Interest paid--third parties                             $     41,000    $      6,000    $      8,000
  Interest paid--related party                             $    528,000    $    454,000    $    548,000
  Income taxes paid                                        $         --    $         --    $         --


The accompanying notes are an integral part of the consolidated financial statements.



ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
--------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended September 30, 1995, 1994 and 1993


                                     Common                                             Treasury
                                     Stock                                                Stock                Total
                              ---------------------    Paid-In      Accumulated    ---------------------    Stockholders'
                              Shares      Amount       Capital        Deficit      Shares      Amount          Equity
                              ------      ------       -------      -----------    ------      ------       -------------

Balance,
  September 30, 1992          2,606,481   $2,606,000   $6,770,000   $(3,949,000)   (146,727)   $(386,000)   $ 5,041,000
Net loss                             --           --           --    (1,548,000)         --           --     (1,548,000)
------------------------------------------------------------------------------------------------------------------------

Balance,
  September 30, 1993          2,606,481    2,606,000    6,770,000    (5,497,000)   (146,727)    (386,000)     3,493,000
Net loss                             --           --           --    (1,212,000)         --           --     (1,212,000)
------------------------------------------------------------------------------------------------------------------------

Balance,
  September 30, 1994          2,606,481    2,606,000    6,770,000    (6,709,000)   (146,727)    (386,000)     2,281,000
Increase in treasury stock           --           --           --            --          (5)          --             --
Net loss                             --           --           --    (1,557,000)         --           --     (1,557,000)
------------------------------------------------------------------------------------------------------------------------

Balance,
  September 30, 1995          2,606,481   $2,606,000   $6,770,000   $(8,266,000)   (146,732)   $(386,000)   $   724,000
========================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation

      The consolidated financial statements include the accounts of Armatron International, Inc. and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

      Revenue Recognition

      Revenue from product sales is recognized at the time the products are shipped. Following industry trade practice, the Company offers extended payment terms for delivery of seasonal items.

      Cash and Cash Equivalents

      The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents. The Company invests excess funds in short-term, interest-bearing obligations, including reverse repurchase agreements and commercial paper. On September 30, 1994, the Company purchased $475,000 of U.S. Government securities under agreements to resell on October 3, 1994. At September 30, 1994, the Company held $2,500,000 in commercial paper which matured in October 1994. Due to the short-term nature of these investments, the Company did not take possession of the securities, which were instead held in the Company's safekeeping account at a bank.

      The Company has no requirements for compensating balances. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in deposit accounts at its commercial finance company. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

      Inventories

      Inventories are stated on a first-in, first-out (FIFO) basis at the lower of cost or market.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed based upon the estimated useful lives of the various assets using the straight-line method with annual rates of depreciation of 10 to 33-1/3%. Capitalized tooling costs are amortized over three years. Depreciation expense was $426,000, $616,000 and $744,000 for fiscal 1995, 1994 and 1993, respectively. Tooling and molding costs are charged to a deferred cost account as incurred, prepaid tooling, until the tool or mold is completed. Upon completion the costs are transferred to a property/equipment account.

      Maintenance and repairs are charged to operations as incurred. Renewals and betterments which materially extend the life of assets are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts. Any resulting gain or loss is reflected in earnings.

      Advertising

      The Company expenses advertising as incurred. Advertising expense was $295,000, $248,000 and $354,000 for fiscal 1995, 1994 and 1993, respectively.

      Income Taxes

      Effective October 1, 1993 the Company adopted Financial Accounting Standard No. 109 (SFAS No. 109) "Accounting for Income Tax". SFAS No. 109 changes the Company's method of accounting for income taxes from the income statement approach, recognized by Accounting Principles Board No. 11 to an asset and liability approach. As permitted by SFAS No. 9 the Company opted not to restate the financial statements for prior periods.

      Deferred income taxes are provided for temporary differences between financial statement and income tax reporting principally from the carryforward of unused net operating losses, tax credits, and alternative minimum taxes.

      Earnings (Loss) Per Share

      Earnings (loss) per share of common stock is computed on the basis of weighted average number of common shares outstanding in each year.

      Changes in Presentation

      Certain reclassifications have been made to prior year amounts to conform with the 1995 presentation with no effect on net income.

2.    INVENTORIES

      Inventories consist of the following at September 30:

                                       1995           1994

             Raw Materials          $ 1,606,000    $ 1,959,000
             Work in Process             84,000        160,000
             Finished Goods             535,000        818,000
                                    --------------------------
                                    $ 2,225,000    $ 2,937,000
                                    ==========================

3.    PROPERTY AND EQUIPMENT

      Property and equipment consist of the following at September 30:

                                                                1995           1994

         Land and buildings                                 $    80,000    $    80,000
         Furniture and fixtures                                 391,000        391,000
         Machinery and equipment                              1,902,000      2,404,000
         Capitalized tooling costs                            3,773,000      5,852,000
                                                            --------------------------
                                                              6,146,000      8,727,000

         Less accumulated depreciation and amortization       5,194,000      8,128,000
                                                            --------------------------
                                                            $   952,000    $   599,000
                                                            ==========================

      The capitalized cost of equipment under capital leases was $125,000 at September 30, 1995 and 1994 with related accumulated amortization of $125,000 and $122,000, respectively.

4.    OTHER ASSETS

      Other assets consists of the following at September 30:

                                                                1995        1994

         Other receivable, net of current portion             $ 104,000   $  91,000
         Note receivable--employee, due under terms of an
          annual renewable note, interest payable monthly
          at an annual rate of 6%, secured by a second
          mortgage                                              100,000     100,000
         Other                                                   45,000       7,000
                                                              ---------------------
                                                              $ 249,000   $ 198,000
                                                              =====================

5.    ACCRUED LIABILITIES

      Accrued liabilities consist of the following as of September 30:

                                                    1995         1994

         Salaries, commissions and benefits         $ 321,000    $ 355,000
         Professional fees                             52,000      119,000
         Warranty costs                                64,000       40,000
         Advertising costs                            135,000      177,000
         Other                                        133,000       99,000
                                                    ----------------------
                                                    $ 705,000    $ 790,000
                                                    ======================

6.    DEBT

      Long-term debt consists of the following as of September 30:

                                                         1995           1994

         Notes payable to related parties                $ 4,715,000    $ 5,140,000
         Equipment notes, at interest rates ranging
          from 11-1/8% to 12-3/4%                                 --          1,000
                                                         --------------------------
                                                           4,715,000      5,141,000
         Less amount due within one year                          --          1,000
                                                         --------------------------
                                                         $ 4,715,000    $ 5,140,000
                                                         ==========================

      The Company has a $7,000,000 line of credit with a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest payable at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of the Company. The Company had $4,715,000 outstanding under this line of credit at September 30, 1995. The maximum borrowings against this line during fiscal 1995 were $5,140,000. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit described below. Interest expense incurred in the years ended September 30, 1995 and 1994 were $488,000 and $494,000, respectively.

      The Company has a revolving line of credit with a commercial finance company which permits combined borrowings of up to $3,500,000 in cash and letters of credit. This line of credit expires in December 1996 and is collateralized by all assets of the Company. The terms of this agreement include a borrowing limit which fluctuates depending on the levels of account receivable and inventory which collateralize the borrowings. Interest on amounts outstanding is payable on a monthly basis at an annual rate of 2-1/4% over the prime rate which was 8-3/4% at September 30, 1995. As of September 30, 1995 the Company had outstanding letters of credit amounting to approximately $146,000 under this agreement. The loan agreement contains various covenants pertaining to the maintenance of working capital, net worth and other conditions. The Company is required to maintain continuing working capital of $4,800,000 and net worth of $400,000. At September 30, 1995, working capital was $4,238,000, which is in violation of the loan agreement. On January 5, 1996 the Company received a waiver for the covenant violation. (See Note 13.)

      The Company had a revolving line of credit with a bank which permitted borrowings of up to $1,000,000 in cash and allowed the Company to have a maximum of $1,500,000 of letters of credit outstanding which expired January 1, 1995. Interest on amounts outstanding was payable at a rate of 1% over the commercial base rate. The commercial base rate was 7-3/4% at September 30, 1994. As of September 30, 1994, the Company had outstanding letters of credit amounting to approximately $304,000 under this credit agreement.

      A summary of borrowings on commercial finance company and bank revolving credit agreements and unused lines of credit for the years ended September 30, 1995, 1994 and 1993 is as follows:

                                                   1995          1994          1993

      Average borrowings during year            $  394,129    $       --    $       --
      Average interest rate during year              11.25%          7.5%          7.0%
      Maximum borrowings during year            $1,330,000    $       --    $       --
      Unused line of credit at September 30     $3,354,000    $2,196,000    $2,236,000

7.    STOCK OPTIONS

      The Company's incentive stock option plan terminated December 1, 1990. Options were granted to officers and key employees to purchase common shares at prices not less than the fair market value on the date of grant. Options are exercisable in varying installments and expire in varying periods which may not exceed ten years from the date of the grant.

      Information concerning stock options for the years ended September 30, 1995, 1994 and 1993 is summarized below:

                                              Options Outstanding
                                            Shares       Price Range

                 September 30, 1993         25,500       $1.75--$2.50
                   Granted                      --                 --
                   Exercised                    --                 --
                   Canceled                  5,500              $2.50
                                           --------------------------
                 September 30, 1994         20,000       $1.75--$2.50
                   Granted                      --                 --
                   Exercised                    --                 --
                   Canceled                     --                 --
                                           --------------------------
                 September 30, 1995         20,000       $1.75--$2.50
                                           ==========================

      At September 30, 1995 and 1994, options for 20,000 shares were exercisable. The expiration dates of the options range from 1995 to 1999. The average exercise price of outstanding options is $2.27.

8.    INCOME TAXES

      As discussed in the summary of significant accounting policies the Company adopted Statement of Financial Accounting Standards No. 109 as of October 1, 1993. The adoption of this change did not have a cumulative effect on the financial position or the net results of operations.

      The provision for income taxes for continuing operations consists of the following:

                                                 (000's)
                                         Year Ended September 30,
                                         1995      1994      1993

          CURRENT TAX PROVISION
            Federal                      $   --    $   --    $   --
            State                            --        --        --
                                         --------------------------
          TOTAL CURRENT PROVISION            --        --        --
                                         --------------------------
          DEFERRED TAX BENEFIT
            Federal                          --      (127)       --
            State                            --       (38)       --
                                         --------------------------
          TOTAL DEFERRED BENEFIT         $   --    $ (165)   $   --
                                         --------------------------
          INCOME TAXES BENEFIT           $   --    $ (165)   $   --
                                         ==========================

      The following significant components of deferred tax assets and liabilities are included on the balance sheet at September 30, 1995:

                                                        1995           1994

         Doubtful Receivables                        $    80,000    $    45,000
         Inventory Obsolescence and Shrinkage            177,000        312,000
         Sales Allowances                                 26,000         99,000
         Warranties                                       28,000         18,000
         Non-qualified Executive Retirement Plan         130,000        135,000
         Tax Loss Carryforwards                        6,381,000      5,600,000
         Tax Credit Carryforwards                        459,000        439,000
         Less Valuation Allowance                     (7,116,000)    (6,483,000)
                                                     --------------------------
         NET DEFERRED TAX ASSETS                     $   165,000    $   165,000
                                                     ==========================

      For income tax purposes the Company has unused Federal operating loss carryforwards of $15,997,000 expiring through 2009 and State operating loss carryforwards of $13,304,000 expiring through 2000.

      In addition to the loss carryforwards the Company has research and development and investment tax credit carryovers of $124,000 and $335,000 respectively through 2001 which are available to reduce future tax liabilities.

9.    BENEFIT PLANS

      The Company has a 401(k) Savings Plan whereby employees may voluntarily defer a portion of their compensation and the Company matches a portion of the employee deferral. All employees with at least one year of continuous service are eligible for the plan. Company contributions vest 100% after five years. For fiscal 1995, 1994 and 1993, the Company's contributions amounted to $0, $22,000 and $63,000, respectively.

      The Company also has a retirement plan for certain senior executives. The benefits payable under this retirement plan are based upon a formula which allows for the offset of benefits under other offered retirement plans and Social Security benefits. At September 30, 1995, the unfunded benefit obligation of this retirement plan was approximately $291,000. The Company has made no contributions to this retirement plan in each of the three years ended September 30, 1995.

10.   COMMITMENTS AND CONTINGENCIES

      The Company was obligated at September 30, 1995 under certain operating leases for various types of equipment and the Company's operating facility. The lease for the operating facility expires in September 2000. Rental expense for fiscal 1995, 1994 and 1993 was $450,000, $625,000, and $569,000, respectively. The future minimum lease commitments total $1,547,000 as follows: $261,000 in fiscal 1996, $332,000 in 1997, $324,000 in 1998, $315,000 in 1999, and
      $315,000 in 2000.

      In January 1991, the California Department of Health Services (DHS) issued a Corrective Action Order (CAO) against the Company and a former subsidiary. The CAO requires the Company and a former subsidiary to comply with a Cleanup and Abatement Order which had been issued in 1990 against the Company for soil contamination at the site of the former subsidiary. To date, no determination has been made with regard to the extent of any environmental damage and who may be liable. The Company does not believe, based on the information available at this time, that the outcome of this matter will have a material adverse effect on its financial position or results of operations.

11.   BUSINESS SEGMENT INFORMATION

      The Company operates principally in two segments, the Consumer Products segment and the Industrial Products segment. Operations in the Consumer Products segment involve the manufacture and distribution of Flowtron leaf-eaters, bugkillers, yard carts and storage sheds. The Company distributes its consumer products primarily to major retailers throughout the United States, with some products distributed under customer labels. Substantially all of this segment's sales and accounts receivable related to business activities with such retailers. The Industrial Products segment has developed an electronic obstacle avoidance system for automotive applications. This product completed field testing in fiscal 1994 and is ready for distribution. There are no intercompany sales between segments. Operating profit is total revenue less operating expenses excluding interest expense, general corporate expenses and income taxes. Identifiable assets by industry segment are those assets that are identified in the operation of each of the Company's segments. Corporate assets are principally cash and other assets. The Company export sales are not significant. Net sales to a single customer accounted for $2,441,000, or 20%, of net sales in fiscal 1995, $4,125,000, or 31%, of net sales in fiscal 1994, and
      $4,652,000, or 29% of net sales in fiscal 1993.

                                                           For the Years Ended September 30,
                                                         1995            1994            1993

      Net sales to unaffiliated customers:
        Consumer Products                            $ 11,920,000    $ 13,223,000    $ 16,125,000
        Industrial Products                                97,000          63,000          49,000
                                                     --------------------------------------------
            Total net sales                          $ 12,017,000    $ 13,286,000    $ 16,174,000
                                                     ============================================

      Operating profit (loss)
        Consumer Products                            $    (25,000)   $    542,000    $    753,000
        Industrial Products                              (410,000)       (341,000)       (411,000)
                                                     --------------------------------------------
                                                         (435,000)        201,000         342,000
      General corporate expenses                         (724,000)     (1,135,000)     (1,448,000)
                                                     --------------------------------------------
      Consolidated operating loss                      (1,159,000)       (934,000)     (1,106,000)
      Interest expense                                   (529,000)       (500,000)       (555,000)
      Other income--net                                   131,000          57,000         113,000
                                                     --------------------------------------------
      Loss before income taxes                       $ (1,557,000)   $ (1,377,000)   $ (1,548,000)
                                                     ============================================

      Identifiable assets:
        Consumer Products                            $  5,766,000    $  6,412,000    $  7,129,000
        Industrial Products                                61,000          74,000         163,000
        Corporate                                       1,429,000       3,113,000       3,106,000
                                                     --------------------------------------------
            Total assets                             $  7,256,000    $  9,599,000    $ 10,398,000
                                                     ============================================

      Depreciation:
        Consumer Products                            $    422,000    $   610,000     $    737,000
        Industrial Products                                 4,000          6,000            7,000
        Corporate                                              --             --               --
                                                     --------------------------------------------
            Total depreciation and amortization      $    426,000    $   616,000     $    744,000
                                                     ============================================

      Capital expenditures:
        Consumer Products                            $    780,000    $   146,000     $    348,000
        Industrial Products                                    --             --               --
                                                     --------------------------------------------
            Total capital expenditures               $    780,000    $   146,000     $    348,000
                                                     ============================================

12.   INTERIM FINANCIAL REPORTING

      The aggregate impact on the "Net Income" resulting from fourth quarter adjustments relating to the reversal of reserves in the amount of $77,000 which was material and had the effect of increasing Net Income by $77,000 in the fourth quarter.

13.   SUBSEQUENT EVENT

      On January 5, 1996 the Company received a waiver from the commercial finance company for the violation of certain loan covenants (Note 6). The working capital requirements for the period from October 1, 1995 through May 31, 1996 were adjusted to a minimum level of $3,100,000.

      These statements are presented on the basis that the Company is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying financial statements show a loss from the consolidated results of operations of $1,557,000 for the year ended September 30, 1995, and the Company has a consolidated accumulated deficit of $8,266,000 at September 30, 1995.

      On January 5, 1996 the Company's principal stockholder issued a letter of guaranty to the Company pledging to advance any amounts which may be required to maintain and support the Company's working capital needs throughout the term of the Loan and Security Agreement between the Company and its commercial lender which expires
      December 19, 1996.

      In this regard, certain assets of the principal shareholder have been designated and set aside for purposes of satisfying the obligations under the guaranty in an amount believed to exceed the forecasted cash flow needs for the upcoming fiscal year.



REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Directors of ARMATRON INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Armatron International, Inc. as of September 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity, for the years ended September 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of operations, cash flows and stockholders' equity for the year ended September 30, 1993 were audited by other independent accountants whose report dated November 24, 1993 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Armatron International, Inc. as of September 30, 1995 and 1994 and the results of its operations and its cash flows for the years ended September 30, 1995 and 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended September 30, 1994.


                                        /s/ R. J. GOLD & COMPANY, P.C.
                                        R. J. GOLD & COMPANY, P.C.

Needham, Massachusetts
December 1, 1995
January 5, 1996 as to Note 13.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1995, operating activities consumed $415,000 in cash, which was due primarily to a net loss of $1,557,000 and a decrease of $360,000 in accounts payable and other current liabilities. These were partially offset by reductions in: accounts receivable of $160,000, inventories of $712,000 and other current and non-current assets of $112,000. Investing activities consumed $780,000 for equipment purchases. Financing activities consumed $426,000 for the payment of long-term debt and $63,000 for the payment of loan orgination costs. As a result primarily of these factors, cash and cash equivalents decreased $1,684,000.

In fiscal 1995, 1994 and 1993, purchases of equipment amounted to $780,000, $146,000, and $348,000 respectively. These expenditures were mainly for tooling and dies used in production of the Company's lawn and garden products. The Company plans to spend approximately $133,000 for capital expenditures in fiscal 1996. These expenditures will be mainly for tooling and dies for the Company's lawn and garden products.

In December 1994, the Company obtained from a commercial finance company a revolving line of credit which allows aggregate borrowings of $3,500,000 to be used as working capital and which expires in December 1996. The interest rate on loans shall be 2 1/4% over the prime rate which was 8 3/4% at September 30, 1995. Borrowings made against this line of credit
are collateralized by all assets of the Company.   As of September 30,
1995, the Company was contingently liable for outstanding letters of credit of approximately $146,000 under this line of credit agreement.

The Company has a $7,000,000 line of credit from a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of
the Company.   The Company had $4,715,000 outstanding under this line of
credit at September 30, 1995. The maximum borrowings against this line during fiscal 1995 were $5,140,000. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit with the commercial finance company.

Following industry trade practice, the Company offers extended payment terms for delivery of seasonal items such as the Flowtron leaf-eater, bugkiller, chipper/shredder, and compost bin, resulting in seasonally fluctuating requirements for working capital.

Production of the ECHOVISION automotive obstacle detection system will commence in January 1996. The Company believes that the financial requirements for the program have been adequately provided for within the credit lines available.

At September 30, 1995, the Company had unused operating loss carryforwards of approximately $15,997,000 which are available to be applied against taxable income for the years 1996 through 2009. As noted in Footnote 7 Income Taxes, the Company recorded a Net Deferred Tax Asset of $165,000. The Company expects to realize this asset through improved operating performance achieved through the anticipated contribution of its new and expanded product lines. Taxable Income for fiscal 1996 must increase to approximately $400,000 in order to fully realize the recorded net deferred tax asset.

In January 1991, the California Department of Health Services (DHS) issued a Corrective Action Order (CAO) against the Company and a former subsidiary. The CAO requires the Company and a former subsidiary to comply with a Cleanup and Abatement Order which had been issued in 1990 against the Company for soil contamination at the site of the former subsidiary. To date, no determination has been made with regard to the extent of any environmental damage and who may be liable. The Company does not believe, based on the information available at this time, that the outcome of this matter will have a material adverse effect on its financial position or results of operation.

Management is of the opinion that, unless there is a significant rise in interest rates, inflation will not be an important factor in fiscal 1996.

The Company believes that its present working capital, lines of credit from a commercial finance company and related party, and other sources of financing will be sufficient to finance its seasonal borrowing needs,
operations and investments in capital expenditures in fiscal 1996.   Other
sources of financing, provided by the Company's principal stockholder, are available to finance any working capital deficiencies.

RESULTS OF OPERATIONS

Conditions contributing to the 9% decrease in sales are active competition and a maturing product line which resulted in a decrease of approximately 2% in the average selling price and a reduction of 7% in sales volume.

Net sales to one customer accounted for approximately $2,441,000, or 20%, of consolidated net sales in fiscal 1995, as compared to net sales to one customer of $4,125,000, or 31%, in fiscal 1994, and $4,652,000, or 29%, in fiscal 1993.

In fiscal 1995, selling, general and administrative expenses decreased $572,000, or 18%, as compared to fiscal 1994, primarily due to the
decrease in sales.   Selling, general and administrative expenses
decreased $723,000, or 19%, in fiscal 1994 as compared to fiscal 1993, primarily due to the decrease in sales and our active expense reduction program.

In fiscal 1995, the operating loss increased $225,000 to $1,159,000 when compared to fiscal 1994. The operating loss in fiscal 1994 was $934,000, a decrease of $172,000 when compared to the operating loss of $1,106,000 in fiscal 1993.

Interest expense during fiscal 1995 increased $29,000 to $529,000 when compared to fiscal 1994, and decreased $55,000 between fiscal 1994 and fiscal 1993, as a result of more expensive borrowing terms related to the new credit line.

Other income of $131,000 in fiscal 1995, $57,000 in fiscal 1994 and $113,000 in fiscal 1993 consists primarily of income earned on short-term investments.

The aggregate effect of all fourth quarter adjustments as described in Footnote 12. of the financial statements, on current years reported operations resulting from the reversal of reserves for accrued expenses amount to $77,000. These reversals are not expected to have an impact upon future operations.

The Company believes inflation did not have a material effect on its results of operations for fiscal 1995, 1994 or 1993.



FIVE-YEAR FINANCIAL SUMMARY


SELECTED FINANCIAL DATA:

                                                              Years Ended September 30,
                                               1995       1994         1993        1992        1991
                                                         (in thousands, except per share data)

Net Sales                                      $ 12,017    $ 13,286    $ 16,174    $ 18,562    $ 23,624
Operating Income (Loss)                        $ (1,159)   $   (934)   $ (1,106)   $   (929)   $    664
Income (Loss) before Extraordinary Item        $ (1,557)   $ (1,212)   $ (1,548)   $ (1,432)   $    166
Extraordinary Item                             $     --    $     --    $     --    $     --    $     40
Net Income (Loss)                              $ (1,557)   $ (1,212)   $ (1,548)   $ (1,432)   $    206

Earnings (Loss) Per Share of Common Stock:
  Operating Income (Loss)                      $   (.47)   $   (.38)   $   (.45)   $   (.38)   $    .27
  Income (Loss) before Extraordinary Item      $   (.63)   $   (.49)   $   (.63)   $   (.58)   $    .06
  Extraordinary Item                           $     --    $     --    $     --    $     --    $    .02
                                               --------------------------------------------------------
  Net Income (Loss)                            $   (.63)   $   (.49)   $   (.63)   $   (.58)   $    .08
                                               ========================================================

Total Assets                                   $  7,256    $  9,599    $ 10,398    $ 13,120    $ 15,359

Long-Term Obligations                          $  4,715    $  5,140    $  5,251    $  6,016    $  6,030


There were no dividends paid on common shares during any of the above years. Under the financing agreement, as set forth in footnote 6 to the company's financial statements the Company is restricted from paying dividends for the two-year term of that agreement.

------------------------------------------------------------------------------

Common Stock Information:

The approximate number of shareholders of record at December 1, 1995 was 1,135.

The following table indicates the quarterly high and low prices for the Company's common stock on the American Stock Exchange for the last two years:

                                 1995                1994
           Quarter         High        Low      High      Low

           First           1- 1/16     11/16    1-3/4       15/16
           Second          1- 1/18      3/4     1-5/16      15/16
           Third           1- 1/16     13/16    1-5/16    1
           Fourth            15/16      9/16    1-1/4       15/16


           BOARD OF DIRECTORS

           Charles J. Housman
            President, Treasurer & Chairman of the Board

           Edward L. Housman
            President, Automatic Radio International

           Elliot J. Englander
            Member, Englander, Finks, Ross, Cohen & Brander, P.C.
            Attorneys at Law

           Craig Spangenberg
            Partner, Spangenberg, Shibley, Traci & Lancione
            Attorneys at Law

           William Welsh
            Retired, former partner, Clayton Dubilier, Inc.
            Financial Consultants


           OFFICERS

           Charles J. Housman, President, Treasurer

           Sal DeYoreo, Vice President

           Elliot J. Englander, Clerk


           AUDITORS
           R. J. Gold & Company, P.C.

           GENERAL COUNSEL
           Englander, Finks, Ross, Cohen & Brander, P.C.

           TRANSFER AGENT
           American Stock Transfer & Trust Co.

           STOCK EXCHANGE
           American Stock Exchange

           FORM 10-K
           A copy of the Company's Fiscal 1995 Annual Report on Form 10-K to the Securities and Exchange Commission is available to Stockholders, without charge, upon written request to the Company:

           Armatron International, Inc.
           Two Main Street
           Melrose, MA 02176



                                  ARMATRON
                             INTERNATIONAL INC.