Form 10-K, Exhibit 13
period 1996-09-30
ARMATRON INTERNATIONAL INC
filed 1996-12-30
CIK 8699

1996

                                   Annual Report




ARMATRON INTERNATIONAL INC.



  /
 / ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
---------------------------------------------


FINANCIAL HIGHLIGHTS

                                                                      Years Ended September 30,
                                                                1996            1995             1994
---------------------------------------------------------------------------------------------------------

Net Sales                                                   $ 13,750,000    $ 12,017,000     $ 13,286,000
---------------------------------------------------------------------------------------------------------

Operating Profit (Loss)                                     $     13,000    $ (1,159,000)    $   (934,000)
---------------------------------------------------------------------------------------------------------

Net Loss                                                    $   (495,000)   $ (1,557,000)    $ (1,212,000)
---------------------------------------------------------------------------------------------------------

Stockholders' Equity                                        $    229,000    $    724,000     $  2,281,000
---------------------------------------------------------------------------------------------------------

Stockholders' Equity Per Common Share                       $        .09    $        .29     $        .93
---------------------------------------------------------------------------------------------------------

Weighted Average Number of Common Shares Outstanding           2,459,749       2,459,749        2,459,754
---------------------------------------------------------------------------------------------------------


Loss Per Share of Common Stock:

   Net Loss                                                 $       (.20)    $      (.63)    $       (.49)
=========================================================================================================


TO OUR STOCKHOLDERS


      New product introduction and increased sales of ECHOVISION grew the fiscal year's sales by 14.3% from $12,017,000 to $13,750,000 and decreased the comparative loss from $1,557,000 to $495,000.

      We're disappointed despite the improved performance. Production problems experienced in the introduction of the garden shed negatively affected the opportunity for additional market penetration and the recent relocation of our molding facility has caused further production delays. Additional equipment and a larger storage area has resolved this problem and we anticipate continued growth with this new product.

      ECHOVISION, like many new technology/new market products, has undergone changes in response to user feedback. The original ECHOVISION products required the driver, in a tractor/trailer application, to separately connect and disconnect the system. These products also required too much driver interpretation of the warning signals. Second generation ECHOVISION products have incorporated driver friendly information algorithms and have eliminated the necessity for the driver to make extra connections significantly increasing driver acceptance.

      FEDERAL EXPRESS ordered ECHOVISION systems installed on all new pick-up and delivery vans manufactured from January 1, 1996 through the end of November. Driver feedback has been overwhelmingly positive and early accident data indicates safety effectiveness exceeding program objectives. The program is currently undergoing a comprehensive evaluation at FEDERAL EXPRESS.

      Mr. William Welsh, a member of the Board of Directors since 1982, has decided to retire. We thank Bill for his dedicated service to Armatron and wish him well.

      With the support of our Board and management team, we have every confidence in Armatron and the challenges ahead. We are buoyed by the continued and loyal efforts of our associates and the support of our customers and stockholders. We will continue to work hard to justify your trust.



                                         /s/ CHARLES J. HOUSMAN

                                         Charles J. Housman
                                         President & Chairman of the Board



  /
 / ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
---------------------------------------------



ASSETS (Note 6)



                                                                                           September 30,
                                                                                        1996           1995

CURRENT ASSETS:
  Cash and cash equivalents (Note 1)..............................................  $ 1,849,000    $ 1,322,000
  Trade accounts receivable (less allowance for doubtful accounts of $176,000 in
   1996 and $179,000 in 1995).....................................................    2,121,000      2,189,000
  Current portion of other receivable.............................................       39,000         32,000
  Inventories (Note 2)............................................................    2,349,000      2,225,000
  Deferred tax asset (Note 8).....................................................      130,000        165,000
  Prepaid and other current assets................................................      148,000        122,000
                                                                                    --------------------------
         Total Current Assets ....................................................    6,636,000      6,055,000



PROPERTY AND EQUIPMENT, net (Note 3)..............................................      637,000        952,000



OTHER ASSETS (Note 4).............................................................      202,000        249,000
                                                                                    $ 7,475,000    $ 7,256,000
                                                                                    ==========================


The accompanying notes are an integral part of the consolidated financial statements.



                                                     CONSOLIDATED BALANCE SHEETS


LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                      September 30,
                                                                                   1996           1995

CURRENT LIABILITIES:
  Accounts payable...........................................................   $ 1,171,000    $ 1,112,000
  Accrued liabilities (Note 5)...............................................     1,285,000        705,000
                                                                                --------------------------
      Total Current Liabilities .............................................     2,456,000      1,817,000
                                                                                --------------------------

LONG-TERM DEBT related parties (Note 6)......................................     4,715,000      4,715,000
                                                                                --------------------------

DEFERRED RENT (Note 1) ......................................................        75,000             --
                                                                                --------------------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Note 7):
  Common stock, par value $1 per share; authorized 6,000,000 shares; issued
   2,606,481 shares in 1996 and 1995.........................................     2,606,000      2,606,000
  Additional paid-in capital.................................................     6,770,000      6,770,000
  Accumulated deficit........................................................    (8,761,000)    (8,266,000)
                                                                                --------------------------
                                                                                    615,000      1,110,000
Less:
  Treasury stock at cost--146,732 shares in 1996 and 1995....................       386,000        386,000
                                                                                --------------------------
      Total Stockholders' Equity ............................................       229,000        724,000
                                                                                --------------------------
                                                                                $ 7,475,000    $ 7,256,000
                                                                                ==========================


The accompanying notes are an integral part of the consolidated financial statements.



  /
 / ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
---------------------------------------------


STATEMENTS OF CONSOLIDATED OPERATIONS
For the Years Ended September 30, 1996, 1995 and 1994



                                                                1996            1995            1994

Net Sales ...............................................   $ 13,750,000    $ 12,017,000    $ 13,286,000
Cost of products sold....................................     11,054,000      10,570,000      11,253,000
                                                            --------------------------------------------
Gross margin.............................................      2,696,000       1,447,000       2,033,000
Selling, general and administrative expenses.............      2,625,000       2,541,000       3,113,000
Provision for (recovery of) bad debts....................         62,000          65,000        (146,000)
                                                            --------------------------------------------

Operating Profit (Loss) .................................          9,000      (1,159,000)       (934,000)
                                                            --------------------------------------------

Other Income (Expense):
Interest expense--third parties..........................        (49,000)        (41,000)         (6,000)
Interest expense--related party..........................       (480,000)       (488,000)       (494,000)
Other income--net........................................         60,000         131,000          57,000
                                                            --------------------------------------------
Other income (expense)--net..............................       (469,000)       (398,000)       (443,000)
                                                            --------------------------------------------

Loss before income taxes ................................       (460,000)     (1,557,000)     (1,377,000)

Income tax (benefit) expense (Note 8)....................         35,000              --        (165,000)
                                                            --------------------------------------------

Net Loss ................................................   $   (495,000)   $ (1,557,000)   $ (1,212,000)
                                                            ============================================

Net Loss per Share of Common Stock ......................   $       (.20)   $       (.63)   $       (.49)
                                                            ============================================

Weighted Average Number of Common Shares Outstanding.....      2,459,749       2,459,749       2,459,754
                                                            ============================================


The accompanying notes are an integral part of the consolidated financial statements.




                                           STATEMENTS OF CONSOLIDATED CASH FLOWS
                           For the Years Ended September 30, 1996, 1995 and 1994


                                                                     1996           1995            1994

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .....................................................   $  (495,000)   $ (1,557,000)   $ (1,212,000)
  Adjustments to reconcile net loss to net cash flows from
   operating activities:
    Depreciation and amortization.............................       395,000         453,000         616,000
    Deferred tax (benefit) expense............................        35,000              --        (165,000)
    Provision (recovery) for bad debts........................        62,000          65,000        (146,000)
    Loss on disposal of equipment.............................         1,000              --          35,000
    (Increase) decrease in:
      Accounts receivable.....................................         6,000         160,000         (42,000)
      Inventories.............................................      (124,000)        712,000         315,000
      Prepaid and other current assets........................       (26,000)        144,000        (124,000)
      Other assets............................................         9,000         (32,000)       (105,000)
    Increase (decrease) in:
      Accounts payable........................................        59,000        (275,000)        576,000
      Other current liabilities...............................       580,000         (85,000)        (37,000)
      Deferred rent...........................................        75,000              --              --
                                                                 -------------------------------------------
        Net Cash Flow from (used for) Operating Activities....       577,000        (415,000)       (289,000)
                                                                 -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment for purchases of equipment and patents..............       (50,000)       (780,000)       (146,000)
                                                                 -------------------------------------------
        Net Cash Flow used for Investing Activities...........       (50,000)       (780,000)       (146,000)
                                                                 -------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt--third parties...................            --          (1,000)        (16,000)
  Payments on long-term debt--related party...................            --        (425,000)       (110,000)
  Loan origination costs......................................            --         (63,000)             --
                                                                 -------------------------------------------
        Net Cash Flow used for Financing Activities...........            --        (489,000)       (126,000)
                                                                 -------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........       527,000      (1,684,000)       (561,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...............     1,322,000       3,006,000       3,567,000
                                                                 -------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR .....................   $ 1,849,000    $  1,322,000    $  3,006,000
                                                                 ===========================================

SUPPLEMENTAL INFORMATION:
  Interest paid--third parties................................   $    49,000    $     41,000    $      6,000
  Interest paid--related party................................   $    41,000    $    528,000    $    454,000
  Income taxes paid...........................................   $        --    $         --    $         --


The accompanying notes are an integral part of the consolidated financial statements.



  /
 / ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
---------------------------------------------



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended September 30, 1996, 1995 and 1994


                                   Common Stock                                       Treasury Stock           Total
                              ----------------------    Paid-In     Accumulated    ---------------------   Stockholders'
                               Shares       Amount      Capital       Deficit       Shares     Amount         Equity
                              ---------   ----------   ----------   ------------   ---------  ----------   -------------

Balance,
  September 30, 1993........  2,606,481   $2,606,000   $6,770,000   $(5,497,000)   (146,727)  $(386,000)   $ 3,493,000
Net loss....................         --           --           --    (1,212,000)         --          --     (1,212,000)
----------------------------------------------------------------------------------------------------------------------


Balance,
  September 30, 1994........  2,606,481    2,606,000    6,770,000    (6,079,000)   (146,727)   (386,000)     2,281,000
Increase in treasury stock..         --           --           --            --          (5)         --             --
Net loss....................         --           --           --    (1,557,000)         --          --     (1,557,000)
----------------------------------------------------------------------------------------------------------------------


Balance,
  September 30, 1995........  2,606,481    2,606,000    6,770,000    (8,266,000)   (146,732)   (386,000)       724,000
Net loss....................         --           --           --      (495,000)         --          --       (495,000)
----------------------------------------------------------------------------------------------------------------------


Balance,
  September 30, 1996........  2,606,481   $2,606,000   $6,770,000   $(8,761,000)   (146,732)  $(386,000)   $   229,000
======================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.



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

      Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed based upon the estimated useful lives of the various assets using the straight-line method with annual rates of depreciation of 10 to 33-1/3%. Capitalized tooling costs are amortized over three years. Depreciation expense was $363,000, $426,000 and $616,000 for fiscal 1996, 1995 and
      1994, respectively. Tooling and molding costs are charged to a deferred cost account as incurred, prepaid tooling, until the tool or mold is completed. Upon completion the costs are transferred to a property/equipment account.

      Maintenance and repairs are charged to operations as incurred. Renewals and betterments which materially extend the life of assets are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts. Any resulting gain or loss is reflected in earnings.

      Deferred Rent

      Deferred rent results from amortizing the lease for its operating facility over the term of the lease on a straight-line basis.

      Advertising

      The Company  expenses  advertising  as incurred.  Advertising  expense was
      $322,000,   $295,000  and  $248,000  for  fiscal  1996,   1995  and  1994,
      respectively.

      Income Taxes

      Effective October 1, 1993 the Company adopted Financial Accounting Standard No. 109 (SFAS No. 109) "Accounting for Income Tax". SFAS No. 109 changes the Company's method of accounting for income taxes from the income statement approach, recognized by Accounting Principles Board No. 11 to an asset and liability approach. As permitted by SFAS No. 109 the Company opted not to restate the financial statements for prior periods.

      Deferred income taxes are provided for temporary differences between financial statement and income tax reporting principally from the carryforward of unused net operating losses, tax credits, and alternative minimum taxes.

      Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents and long-term debt approximate their fair value based on instruments with similar terms and maturities.

      Use of Estimates

      The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Earnings (Loss) Per Share

      Earnings (loss) per share of common stock is computed on the basis of weighted average number of common shares outstanding in each year.

2.    INVENTORIES

      Inventories consist of the following at September 30:

                                                       1996           1995

            Raw Materials.......................   $ 1,632,000    $ 1,606,000
            Work in Process.....................        65,000         84,000
            Finished Goods......................       652,000        535,000
                                                   --------------------------
                                                   $ 2,349,000    $ 2,225,000
                                                   ==========================

3.    PROPERTY AND EQUIPMENT

      Property and equipment consist of the following at September 30:

                                                                          1996          1995

             Land and buildings....................................   $    80,000   $    80,000
             Furniture and fixtures................................       396,000       391,000
             Machinery and equipment...............................     1,830,000     1,902,000
             Capitalized tooling costs.............................     3,808,000     3,773,000
                                                                      -------------------------
                                                                        6,114,000     6,146,000
             Less accumulated depreciation and amortization........     5,477,000     5,194,000
                                                                      -------------------------
                                                                      $   637,000   $   952,000
                                                                      =========================

4.    OTHER ASSETS

      Other assets consists of the following at September 30:

                                                                          1996        1995

            Other receivable, net of current portion.................  $  89,000   $ 104,000
            Note receivable--employee, due under terms of an annual
             renewable note, interest payable monthly at an annual
             rate of 6%, secured by a second mortgage................    100,000     100,000
            Other....................................................     13,000      45,000
                                                                       ---------------------
                                                                       $ 202,000   $ 249,000
                                                                       =====================

5.    ACCRUED LIABILITIES

      Accrued liabilities consist of the following as of September 30:

                                                                    1996           1995

            Salaries, commissions and benefits...............   $   365,000    $   321,000
            Warranty costs...................................        40,000         64,000
            Advertising costs................................       145,000        135,000
            Interest.........................................       439,000             --
            Other............................................       296,000        185,000
                                                                --------------------------
                                                                $ 1,285,000    $   705,000
                                                                ==========================

6.    DEBT

      Long-term debt consists of the following as of September 30:

                                                                    1996          1995

                                                                $ 4,715,000   $ 4,715,000
                                                                =========================

      The Company has a $7,000,000 line of credit with a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest payable at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of the Company. The Company had $4,715,000 outstanding under this line of credit at September 30, 1996 and 1995. The maximum borrowings against this line during fiscal 1996 were $4,715,000. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit described below. Related interest expense incurred in the years ended September 30, 1996, 1995 and 1994 were $480,000, $488,000 and $494,000, respectively. At September 30,
      1996 interest payments totaling $439,000 for the period November 1, 1995 to September 30, 1996 were in arrears. On December 11, 1996 the Company received a waiver for the covenant violation. The period of this waiver extends through October 1, 1997.

      The Company has a revolving line of credit with a commercial finance company which permits combined borrowings of up to $3,500,000 in cash and letters of credit. This line of credit expires in December 1996 and is collateralized by all assets of the Company. The terms of this agreement include a borrowing limit which fluctuates depending on the levels of account receivable and inventory which collateralize the borrowings. Interest on amounts outstanding is payable on a monthly basis at an annual rate of 2-1/4% over the prime rate which was 8-1/4% at September 30, 1996. As of September 30, 1996 the Company had outstanding letters of credit amounting to approximately $331,000 under this agreement. This instrument approximates its fair value as the underlying interest rate is tied to market rates. The loan agreement contains various covenants pertaining to the maintenance of working capital, net worth and other conditions. The Company is required to maintain continuing working capital of $4,800,000 and adjusted net worth, as defined in the loan agreement of $400,000. At September 30, 1996, working capital was $4,180,000, which is in violation of the loan agreement. On December 20, 1996 the Company received a waiver for the covenant violation and renewed this revolving credit line. (See
      Note 13.)

      A summary of borrowings on commercial finance company and bank revolving credit agreements and unused lines of credit for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                                 1996            1995            1994

          Average borrowings during year...................  $   313,638     $   394,129     $        --
          Average interest rate during year................        10.67%          11.25%            7.5%
          Maximum borrowings during year...................  $ 1,365,000     $ 1,330,000     $        --
          Unused line of credit at September 30............  $ 3,169,000     $ 3,354,000     $ 2,196,000

7.    STOCK OPTIONS

      The Company's incentive stock option plan terminated December 1, 1990. Options were granted to officers and key employees to purchase common shares at prices not less than the fair market value on the date of grant. Options are exercisable in varying installments and expire in varying periods which may not exceed ten years from the date of the grant.

      Information concerning stock options for the years ended September 30, 1996, 1995 and 1994 is summarized below:

                                                            Options Outstanding
                                                           Shares    Price Range

            September 30, 1994........................     20,000    $1.75--$2.50
              Granted.................................         --              --
              Exercised...............................         --              --
              Canceled................................         --              --
                                                           ----------------------
            September 30, 1995........................     20,000    $1.75--$2.50
              Granted.................................         --              --
              Exercised...............................         --              --
              Canceled................................         --              --
                                                           ----------------------
            September 30, 1996........................     20,000    $1.75--$2.50
                                                           ======================

      At  September   30,  1996  and  1995,   options  for  20,000  shares  were
      exercisable. The expiration dates of the options range from 1998 to 1999. The average exercise price of outstanding options is $2.27.

8.    INCOME TAXES

      As discussed in the summary of significant accounting policies the Company adopted Statement of Financial Accounting Standards No. 109 as of October 1, 1993. The adoption of this change did not have a cumulative effect on the financial position or the net results of operations.

      The provision for income taxes for continuing operations consists of the following:

                                                                   (000's)
                                                          Year Ended September 30,
                                                         1996       1995       1994

      CURRENT TAX PROVISION
        Federal.......................................   $  --      $   --     $   --
        State.........................................      --          --         --
                                                         ----------------------------
      TOTAL CURRENT PROVISION.........................      --          --         --
                                                         ----------------------------
      DEFERRED TAX (BENEFIT)/EXPENSE
                                                         ----------------------------
        Federal.......................................    (160)       (545)      (127)
        State.........................................     (39)       (297)       (38)
                                                         ----------------------------
      TOTAL DEFERRED (BENEFIT)/EXPENSE................    (199)       (842)      (165)
                                                         ----------------------------
      CHANGE IN VALUATION ALLOWANCE...................     234         842         --
                                                         ----------------------------
      INCOME TAXES (BENEFIT)/EXPENSE..................   $  35      $   --     $ (165)
                                                         ============================

      The significant items comprising the deferred tax assets and liabilities are as follows:

                                                                 1996           1995

            Deferred Tax Assets:
              Doubtful Receivables............................   $    78,000    $    80,000
              Inventory Obsolescence and Shrinkage............       225,000        177,000
              Sales Allowances................................        32,000         26,000
              Warranties......................................        18,000         28,000
              Non-qualified Executive Retirement Plan.........       147,000        130,000
              Tax Loss Carryforwards..........................     6,595,000      6,386,000
              Tax Credit Carryforwards........................       439,000        459,000
              Other...........................................       215,000        223,000
                                                                 --------------------------
              Subtotal........................................     7,749,000      7,509,000
                                                                 --------------------------
            Deffered Tax Liabilities:
              Excess of Tax over Book Depreciation............      (114,000)       (73,000)
                                                                 --------------------------
              Net Deferred Tax Assets.........................     7,635,000      7,436,000
              Less Valuation Allowance........................    (7,505,000)    (7,271,000)
                                                                 --------------------------
              NET DEFERRED TAX ASSETS.........................   $   130,000    $   165,000
                                                                 ==========================

      A reconciliation of the federal tax rate to the Company's effective tax rate for 1996, 1995 and 1994 are as follows:

                                                                             % of Pretax Income
                                                                        1996        1995        1994

      Federal income tax at statutory rate on loss before taxes.....    35.0%       35.0%       35.0%
      Reduction due to valuation allowance..........................   (29.08)     (35.0)      (44.22)
                                                                       ------------------------------
      Income tax credit at effective rate...........................     5.92%         0%       (9.22)%
                                                                       ==============================


      For income tax purposes the Company has unused Federal operating loss carryforwards of $16,491,000 expiring through 2011 and State operating loss carryforwards of $13,399,000 expiring through 2001.

      In addition to the loss carryforwards the Company has research and development and investment tax credit carryovers of $104,000 and $335,000 respectively through 2001 which are available to reduce future tax liabilities.

      The realization of the net deferred tax asset of $130,000 is dependent on the Company's ability to generate sufficient taxable income in the future. In recognizing its net deferred tax assets the Company has used certain assumptions about future levels of pretax income.

9.    BENEFIT PLANS

      The Company has a 401(k) Savings Plan whereby employees may voluntarily defer a portion of their compensation and the Company matches a portion of the employee deferral. All employees with at least one year of continuous service are eligible for the plan. Company contributions vest 100% after five years. The Company's contributions amounted to $0 in fiscal years 1996 and 1995 and $22,000 in 1994.

      The Company also has a retirement plan for certain senior executives. The benefits payable under this retirement plan are based upon a formula which allows for the offset of benefits under other offered retirement plans and Social Security benefits. At September 30, 1996, the unfunded benefit obligation of this retirement plan was approximately $331,000. The Company has made no contributions to this retirement plan in each of the three years ended September 30, 1996.

10.   COMMITMENTS AND CONTINGENCIES

      The Company was obligated at September 30, 1996 under certain operating leases for various types of equipment and the Company's operating facility. The lease for the operating facility expires in September 2000. Rental expense for fiscal 1996, 1995 and 1994 was $420,000, $450,000, and $625,000, respectively. The future minimum lease commitments total $1,287,000 as follows: $332,000 in fiscal 1997, $325,000 in 1998, $315,000 in 1999, and $315,000 in 2000.

      Commitments for the purchase of molds at September 30, 1996 totalled $60,000.

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

11.   BUSINESS SEGMENT INFORMATION

      The Company operates principally in two segments, the Consumer Products segment and the Industrial Products segment. Operations in the Consumer Products segment involve the manufacture and distribution of Flowtron leaf-eaters, bugkillers, yard carts and storage sheds which comprise 94 percent of the Company's sales for 1996. The Company distributes its consumer products primarily to major retailers throughout the United States, with some products distributed under customer labels. Substantially all of this segment's sales and accounts receivable related to business activities with such retailers. The Industrial Products segment has developed an electronic obstacle avoidance system for automotive applications. Production of this unit began in fiscal 1996. There are no intercompany sales between segments. Operating profit is total revenue less operating expenses excluding interest expense, general corporate expenses and income taxes. Identifiable assets by industry segment are those assets that are identified in the operation of each of the Company's segments. Corporate assets are principally cash and other assets. The Company export sales are not significant. Net sales to a single customer accounted for $2,486,000, or 18%, of net sales in fiscal 1996, $2,441,000, or 20%, of net sales in fiscal 1995, and $4,125,000, or
      31% of net sales in fiscal 1994. At September 30, 1996 the accounts receivable due from this customer was $703,000 or 33% of net trade accounts receivable.

                                                          For the Years Ended September 30,
                                                         1996           1995           1994

Net sales to unaffiliated customers:
  Consumer Products...............................   $ 12,910,000   $ 11,920,000   $ 13,223,000
  Industrial Products.............................        840,000         97,000         63,000
                                                     ------------------------------------------
      Total net sales.............................   $ 13,750,000   $ 12,017,000   $ 13,286,000
                                                     ==========================================
Operating profit (loss)
  Consumer Products...............................   $    750,000   $    (25,000)  $    542,000
  Industrial Products.............................         29,000       (410,000)      (341,000)
                                                     ------------------------------------------
                                                          779,000       (435,000)       201,000
General corporate expenses........................       (770,000)      (724,000)    (1,135,000)
                                                     ------------------------------------------
Consolidated operating loss.......................          9,000     (1,159,000)      (934,000)
Interest expense..................................       (529,000)      (529,000)      (500,000)
Other income--net.................................         60,000        131,000         57,000
                                                     ------------------------------------------
Loss before income taxes..........................   $   (460,000)  $ (1,557,000)  $ (1,377,000)
                                                     ==========================================
Identifiable assets:
  Consumer Products...............................   $  5,244,000   $  5,766,000   $  6,412,000
  Industrial Products.............................        282,000         61,000         74,000
  Corporate.......................................      1,949,000      1,429,000      3,113,000
                                                     ------------------------------------------
      Total assets................................   $  7,475,000   $  7,256,000   $  9,599,000
                                                     ==========================================
Depreciation:
  Consumer Products...............................   $    359,000   $    422,000   $    610,000
  Industrial Products.............................          4,000          4,000          6,000
  Corporate.......................................             --             --             --
                                                     ------------------------------------------
      Total depreciation and amortization.........   $    363,000   $    426,000   $    616,000
                                                     ==========================================
Capital expenditures:
  Consumer Products...............................   $     40,000   $    780,000   $    146,000
  Industrial Products.............................         10,000             --             --
                                                     ------------------------------------------
      Total capital expenditures..................   $     50,000   $    780,000   $    146,000
                                                     ==========================================

12.   INTERIM FINANCIAL REPORTING

      The aggregate impact on the "Net Loss" resulting from fourth quarter adjustments relating to the reversal of reserves in the amount of $253,000 which was material and had the effect of decreasing the Net Loss by $253,000 in the fourth quarter.

13. SUBSEQUENT EVENT

      On December 11, 1996 the Company received a waiver from the realty trust for the violation of certain loan covenants (Note 6).

      On December 20, 1996 the Company received a waiver from the commercial finance company for the violation of certain loan covenants (Note 6). The Company renewed this line of credit which expires in December 1999. Interest on amounts outstanding is payable on a monthly basis at an annual rate of 1-3/4% over the prime rate. As of October 1, 1996 the Company is required to maintain continuing working capital of not less than $2,000,000 and adjusted net worth of not less than $2,500,000.



                                               REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Directors of ARMATRON INTERNATIONAL, INC.:

We have  audited  the  accompanying  consolidated  balance  sheets  of  Armatron
International, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity, for the years ended September 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Armatron International, Inc. as of September 30, 1996 and 1995 and the results of its operations and its cash flows for the years ended September 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended September 30, 1994.


                                          /s/ R. J. GOLD & COMPANY, P.C.

                                           R. J. GOLD & COMPANY, P.C.


Needham, Massachusetts
December 9, 1996
December 20, 1996 as to Note 13.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1996, operating activities generated $577,000 in cash, which was due primarily to an increase of other current liabilities of $580,000. Investing activities consumed $50,000 for equipment purchases. As a result primarily of these factors, cash and cash equivalents increased $527,000.

In fiscal 1996, 1995 and 1994, purchases of equipment and patents amounted to $50,000, $780,000, and $146,000 respectively. These expenditures were mainly for tooling and dies used in production of the Company's lawn and garden products. The Company plans to spend approximately $465,000 for capital expenditures in fiscal 1997. These expenditures will be mainly for tooling and dies for the Company's lawn and garden products.

In December 1996, the Company renewed from a commercial finance company a revolving line of credit which allows aggregate borrowings of $3,500,000 to be used as working capital and which expires in December 1999. The interest rate on loans shall be 1 3/4% over the prime rate. The interest rate on the revolving line of credit which expires in December 1996 was 2 1/4% over the prime rate which was 8 1/4% at September 30, 1996. Borrowings made against this line of credit are collateralized by all assets of the Company. As of September 30, 1996, the Company was contingently liable for outstanding letters of credit of approximately $331,000 under this line of credit agreement.

The Company has a $7,000,000 line of credit from a Realty Trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of the Company, as noted in Footnote 6. Interest payments for the period November 1, 1995 through September 30, 1996 are in arrears. The Company had $4,715,000 outstanding under this line of credit at September 30, 1996. The maximum borrowings against this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit with the commercial finance company.

Production of the ECHOVISION automotive obstacle detection system commenced in January 1996. The financial requirements for the program have been adequately provided for within the credit lines available.

At September 30, 1996, the Company had unused operating loss carryforwards of approximately $16,491,000 for financial reporting purposes which are available to be applied against taxable income for the years 1997 through 2011. As noted in Footnote 7 Income Taxes, the Company recorded a Net Deferred Tax Asset of $130,000. The Company expects to realize this asset through improved operating performance achieved through the anticipated contribution of its new products. Taxable income for fiscal 1997 must increase to approximately $317,000 in order to fully realize the recorded net deferred tax asset.

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

Management is of the opinion that, unless there is a significant rise in interest rates, inflation will not be an important factor in fiscal 1997.

The Company believes that its present working capital, lines of credit from a commercial finance company and related party, and other sources of financing will be sufficient to finance its seasonal borrowing needs, operations and investments in capital expenditures in fiscal 1997. Other sources of financing, provided by the Company's principal stockholder, are available to finance any working capital deficiencies.


RESULTS OF OPERATIONS

The conditions contributing to the 14% increase in sales is an expanded product line which resulted in an increase of approximately 4% in the average selling price and an increase of 10% in sales volume.

Net sales to one customer accounted for approximately $2,486,000, or 18%, of consolidated net sales in fiscal 1996, as compared to net sales to one customer of $2,441,000, or 20%, in fiscal 1995, and $4,125,000, or 31%, in fiscal 1994.

In fiscal 1996, selling, general and administrative expenses increased $84,000, or 3%, as compared to fiscal 1995, primarily due to the increase in sales. Selling, general and administrative expenses decreased $572,000, or 18%, in fiscal 1995 as compared to fiscal 1994, primarily due to the decrease in sales.

In fiscal 1996, the operating loss decreased $1,168,000 resulting in operating income of $9,000 when compared to fiscal 1995. The operating loss in fiscal 1995 was $1,159,000, an increase of $225,000 when compared to the operating loss of $934,000 in fiscal 1994. Interest expense during fiscal 1996 remained unchanged when compared to fiscal 1995, and increased $29,000 to $529,000 between fiscal 1995 and fiscal 1994.

Other income of $60,000 in fiscal 1996, $131,000 in fiscal 1995 and $57,000 in fiscal 1994 consists primarily of income earned on short-term investments.

The aggregate effect of all fourth quarter adjustments as described in Footnote 12 of the financial statements, on current years reported operations resulting from the reversal of reserves for accrued expenses amounted to $253,000. These reversals are not expected to have an impact upon future operations.

The Company believes inflation did not have a material effect on its results of operations for fiscal 1996, 1995 or 1994.



FIVE-YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA:


                                                                      Years Ended September 30,
                                                       1996        1995        1994        1993        1992
                                                     (in thousands, except per share data)

Net Sales.........................................   $ 13,750    $ 12,017    $ 13,286    $ 16,174    $ 18,562
Operating Income (Loss)...........................   $     13    $ (1,159)   $   (934)   $ (1,106)   $   (929)
Net Loss..........................................   $   (495)   $ (1,557)   $ (1,212)   $ (1,548)   $ (1,432)

Earnings (Loss) Per Share of Common Stock:
  Operating Income (Loss).........................   $    .01    $   (.47)   $   (.38)   $   (.45)   $   (.38)
  Net Loss........................................   $   (.20)   $   (.63)   $   (.49)   $   (.63)   $   (.58)
                                                     ========================================================

Total Assets......................................   $  7,475    $  7,256    $  9,599    $ 10,398    $ 13,120

Long-Term Obligations.............................   $  4,715    $  4,715    $  5,140    $  5,251    $  6,016


There were no dividends paid on common shares during any of the above years. Under the financing agreement, as set forth in footnote 6 to the company's financial statements the Company is restricted from paying dividends for the three-year term of that agreement.

--------------------------------------------------------------------------------

Common Stock Information:

The approximate number of shareholders of record at December 2, 1996 was 1,108.

The following table indicates the quarterly high and low prices for the Company's common stock on the American Stock Exchange for 1995 and the high and low bid prices as reported in Over the Counter Bulletin Board for 1996:

                                            1996              1995
      Quarter                               High      Low     High      Low

      First..............................     11/16   7/16    1-1/16    11/16
      Second.............................     11/16   1/4     1-1/18    3/4
      Third..............................   2-7/8     1/4     1-1/16    13/16
      Fourth.............................   1-1/8     5/8       15/16   9/16


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

Elliot J. Englander, Clerk


AUDITORS
R. J. Gold & Company, P.C.

GENERAL COUNSEL
Englander, Finks, Ross, Cohen & Brander, P.C.

TRANSFER AGENT
American Stock Transfer & Trust Co.

STOCK TRADING
Over the Counter Bulletin Board

FORM 10-K

A copy of the Company's Fiscal 1996 Annual Report on Form 10-K to the Securities and Exchange Commission is available to Stockholders, without charge, upon written request to the Company:

    Armatron International, Inc.
    Two Main Street
    Melrose, MA 02176




                                    ARMATRON
                               INTERNATIONAL INC.