Form 10-K/A, Exhibit 13
period 1996-09-30
ARMATRON INTERNATIONAL INC
filed 1997-03-27
CIK 8699

1996

                                   Annual Report




ARMATRON INTERNATIONAL INC.




ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
------------------------------------------


FINANCIAL HIGHLIGHTS

                                                                      Years Ended September 30,
                                                                1996            1995             1994
---------------------------------------------------------------------------------------------------------

Net Sales                                                   $ 13,750,000    $ 12,017,000     $ 13,286,000
---------------------------------------------------------------------------------------------------------

Operating Profit (Loss)                                     $      9,000    $ (1,159,000)    $   (934,000)
---------------------------------------------------------------------------------------------------------

Net Loss                                                    $   (495,000)   $ (1,557,000)    $ (1,212,000)
---------------------------------------------------------------------------------------------------------

Stockholders' Equity                                        $    229,000    $    724,000     $  2,281,000
---------------------------------------------------------------------------------------------------------

Stockholders' Equity Per Common Share                       $        .09    $        .29     $        .93
---------------------------------------------------------------------------------------------------------

Weighted Average Number of Common Shares Outstanding           2,459,749       2,459,749        2,459,754
---------------------------------------------------------------------------------------------------------


Loss Per Share of Common Stock:

   Net Loss                                                 $       (.20)    $      (.63)    $       (.49)
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




ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
------------------------------------------



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




ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
------------------------------------------


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




ARMATRON INTERNATIONAL, INC. AND SUBIDIARY
------------------------------------------



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

      Impact of Recently Issued Accounting Standards

      The Financial Accounting Standards Board has adopted SFAS No. 121 'Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of' and SFAS No. 123 'Accounting for Stock-Based Compensation'. The effective date for both these statements is fiscal years beginning after December 15, 1995.

      The Company has not elected early adoption of these two statements. Upon adoption of SFAS No. 121, the Company will review for events or changes in circumstances indicating the carrying amount of long-lived assets held which may not be recoverable. The Company does not anticipate a material impact upon adoption on its financial position or its results of operations.

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
                                                                =========================


      The Company has a $7,000,000 line of credit with a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest payable at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of the Company. The terms and conditions for this line of credit are no less favorable than the Company could have received from an independent third party. The Company had $4,715,000 outstanding under this line of credit at September 30, 1996 and 1995. The maximum borrowings against this line during fiscal 1996 were $4,715,000. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit described below. Related interest expense incurred in the years ended September 30, 1996, 1995 and 1994 were $480,000, $488,000 and $494,000, respectively. At September 30,
      1996 interest payments totaling $439,000 for the period November 1, 1995 to September 30, 1996 were in arrears. On December 11, 1996 the Company received a waiver for the covenant violation. The period of this waiver extends through October 1, 1997.

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


                                          /s/ R. J. GOLD & COMPANY, P.C.

                                           R. J. GOLD & COMPANY, P.C.


Needham, Massachusetts
December 9, 1996
December 20, 1996 as to Note 13.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES
In fiscal 1996, operating activities generated $577,000 in cash, which was due primarily to an increase of other current liabilities of $580,000. The increase of other current liabilities was primarily due to an increase in accrued interest of $439,000. In fiscal 1995, operating activities consumed $415,000 in cash, which was due primarily to a net loss of $1,557,000 and a decrease of $360,000 in accounts payable and other current liabilities. These were partially offset by reductions in accounts receivable of $160,000, inventories of $712,000 and other and non-current assets of $112,000.

In fiscal 1996, investing activities consumed $50,000 for equipment purchases relating primarily to the purchase of tooling and dies, of this amount $40,000 related to the Consumer Products Segment, and $10,000 related to the Industrial Products Segment. In fiscal 1995, investing activities consumed $780,000 relating primarily to the purchase of molds for the yard cart and storage shed introduced that year.

In fiscal 1996, there were no financing activities. In fiscal 1995, financing activities consumed $426,000 for the payment of long-term debt and $63,000 for the payment of loan origination costs. In fiscal 1996 as a result primarily of the factors noted above, cash and cash equivalents increased $527,000. In fiscal 1995, as a result primarily of the factors noted above, cash and cash equivalents decreased $1,684,000.

In fiscal 1996, 1995 and 1994, purchases of equipment and patents amounted to $50,000, $780,000 and $146,000, respectively. These expenditures were mainly for tooling and dies used in production of the Company's lawn and garden products. The Company plans to spend approximately $465,000 for capital expenditures in fiscal 1997. These expenditures are expected to be mainly for tooling and dies for the Company's lawn and garden products.

In December 1996, the Company renewed from a commercial finance company a revolving line of credit which allows aggregate borrowings of $3,500,000 to be used as working capital and which expires in December 1999. The interest rate on loans shall be 1 3/4% over the prime rate. The interest rate on the expiring revolving line of credit was 2 1/4% over the prime rate which was 8 1/4% at September 30, 1996. Borrowings made against this line of credit are collateralized by all assets of the Company. As of September 30, 1996, the Company was contingently liable for outstanding letters of credit of approximately $331,000 under this line of credit agreement.

The Company has a $7,000,000 line of credit from a Realty Trust operated as a partnership for the benefit of the Company's principal shareholders.
These principal shareholders include the Company's President; a Director, who is also the President of Automatic Radio International; and another Director, the Company's Clerk, a minority partner of the Realty Trust. The Company entered into this line of credit in 1990 in order to secure adequate operating capital financing which was not available from a financial institution. This line of credit, with interest at 10%, requires monthly payments of interest only, is payable in full in October 1997 and is collateralized by all assets of the Company, as noted in Footnote 6. Interest payments for the period November 1, 1995 through September 30, 1996 are in arrears. The Company had $4,715,000 outstanding under this line of credit at September 30, 1996. The maximum borrowings against this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit with the commercial finance company. The Company plans to renew its line of credit with the Realty Trust prior to October 1997 and does not anticipate any problems or delays. It is anticipated that terms and conditions of the renewal will be similar to existing terms and conditions.

Production of the ECHOVISION automotive obstacle detection system commenced in December 1995. The financial requirements for the program have been adequately provided for within the credit lines available. The Company's initial marketing strategy is to focus on identifying potential customers and marketing directly to them. These efforts are performed by salaried Company employees. The effectiveness of this marketing program will be evaluated during fiscal 1997.

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

The Company believes that is present working capital and lines of credit from a commercial finance company and from the Realty Trust will be sufficient to finance its seasonal borrowing needs, operations and investments in capital expenditures in fiscal 1997.

RESULTS OF OPERATIONS

Sales of the Consumer Products Segment in 1996 increased 8 percent over the 1995 period resulting from an increase in sales volume of 4.4% and 3.6% increase in selling prices. The increase in sales volume was specifically related to the introduction of the Storage Shed. Sales of the Industrial Products Segment in 1996 increased 766 percent over the 1995 period resulting specifically from the increase in sales volume.

Sales of the Consumer Product Segment in 1995 decreased 9 percent over the 1994 period as a result of active competition and a maturing product line. This resulted in a decrease of approximately 2% in the average selling price and a reduction of 7% in sales volume. Sales of the Industrial Product Segment were not significant in 1995 or 1994.

Operating profit of the Consumer Products Segment was $775,000 higher in 1996 than in 1995. Operating profit of the Industrial Products Segment was $439,000 higher in 1996 than in 1995. The increases in operating profits for both segments resulted from increase in gross margins as a result of increased sales.

Operating profit of the Consumer Products Segment was $567,000 lower in 1995 than in 1994, primarily as a result of lower margins from the $1,303,000 decrease in sales. Operating profit of the Industrial Products Segment decreased $69,000 as the result of a one-time charge to write-off obsolete inventory.

General and Administrative Corporate expenses are not allocated to industry segments as any allocation would not be meaningful. These expenses were $46,000 higher in 1996 than in 1995. General and Administrative Corporate expenses were $411,000 lower in 1995 than in 1994 as a result of the active expense reduction program undertaken.

Net sales to one customer accounted for approximately $2,486,000, or 18%, of consolidated net sales in fiscal 1996, as compared to net sales to one customer of $2,441,000, or 20%, in fiscal 1995, and $4,125,000, or 31%, in fiscal 1994.

In fiscal 1996, the consolidated operating loss decreased $1,168,000 resulting in operating income of $9,000 when compared to fiscal 1995. The operating loss in fiscal 1995 was $1,159,000, an increase of $225,000 when compared to the operating loss of $934,000 in fiscal 1994.

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

BUSINESS OUTLOOK

This Annual Report, including "Management's Discussion and Analysis of Results of Operations and Financial Condition." contains forward-looking statements within the meaning of the safe harbor provision of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions to the Company's markets; the timely introduction of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; the seasonal nature of the Company's business; and the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company). As a result, the Company's operating results may fluctuate especially when measured on a quarterly basis. These forward-looking statements represent the Company's best estimate as of the date of this Annual Report. The Company assumes no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.



FIVE-YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA:


                                                                      Years Ended September 30,
                                                       1996        1995        1994        1993        1992
                                                     (in thousands, except per share data)


Net Sales.........................................   $ 13,750    $ 12,017    $ 13,286    $ 16,174    $ 18,562
Operating Income (Loss)...........................   $      9    $ (1,159)   $   (934)   $ (1,106)   $   (929)
Net Loss from continuing operations...............   $   (495)   $ (1,557)   $ (1,212)   $ (1,548)   $ (1,432)

Earnings (Loss) Per Share of Common Stock:
Net Loss........................................   $   (.20)   $   (.63)   $   (.49)   $   (.63)   $   (.58)
                                                     ========================================================


Total Assets......................................   $  7,475    $  7,256    $  9,599    $ 10,398    $ 13,120

Long-Term Obligations.............................   $  4,715    $  4,715    $  5,140    $  5,251    $  6,016


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


The following table indicates the quarterly high and low prices for the Company's common stock on the American Stock Exchange for 1995 and the high and low bid prices as reported in Over the Counter Bulletin Board for 1996 which do not include retail markup, markdown or commissions and may not necessarily represent actual transactions:


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