Form 10-K, Exhibit 13
period 1997-09-30
ARMATRON INTERNATIONAL INC
filed 1997-12-29
CIK 8699

1997


           Annual Report


           ARMATRON INTERNATIONAL INC.



 /
/ ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
----------------------------------------------


FINANCIAL HIGHLIGHTS



                                                    Years Ended September 30,
                                                 1997           1996          1995
--------------------------------------------------------------------------------------

Net Sales                                     $13,314,000    $13,750,000   $12,017,000

--------------------------------------------------------------------------------------

Operating Profit (Loss)                       $  (244,000)   $     9,000    $(1,159,000)

---------------------------------------------------------------------------------------

Net Loss                                      $  (286,000)   $  (495,000)   $(1,557,000)

---------------------------------------------------------------------------------------

Weighted Average Number of Common
 Shares Outstanding                             2,459,749      2,459,749      2,459,749

---------------------------------------------------------------------------------------

Loss Per Share of Common Stock:
  Net Loss                                    $      (.12)   $      (.20)   $      (.63)
                                              =========================================

---------------------------------------------------------------------------------------


TO OUR STOCKHOLDERS


         The economic challenges of the consolidation and closings in the retail industry has heightened the competitive marketplace. While we maintained the sales position in the lawn and garden segment, we experienced a decrease in the industrial products sector. Sales declined from $13,750,000 to $13,314,000 with a consolidated loss of $286,000 as compared to a loss of $495,000 for the prior fiscal year.

         As I advised in my last letter, Federal Express installed Echovision systems on all new pick-up and delivery vans from January 1, 1996 through the end of November and after a comprehensive six-month evaluation approved the continuation of the program for all new pick-up and delivery vans starting in July 1997. Additional testing programs are in process with a number of other major fleet operators and we anticipate similar results during this fiscal period.

         Expanded product offerings in the lawn and garden market is increasing our retailing penetration and will afford the opportunity for a larger market share.

         Mr. Craig Spangenberg, a member of the Board of Directors since 1981, will not stand for reelection this year. His dedicated service during his tenure is greatly appreciated and we all wish him well.

         The challenges will not diminish in the coming year and while we continue to experience pricing pressure in the lawn and garden market, the expanding product offerings and increasing market penetration together with the increasing Echovision potential should return the Company to profitability.

         The continuing support and understanding exhibited by our employees and stockholders is greatly appreciated and will bode well in renewing the Company's growth plans.


                                        /s/ CHARLES J. HOUSMAN
                                            Charles J. Housman
                                            President & Chairman of the Board


 /
/ ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
----------------------------------------------


ASSETS



                                                                          September 30,
                                                                      1997           1996

CURRENT ASSETS:
  Cash and cash equivalents......................................  $ 1,126,000    $ 1,849,000
  Trade accounts receivable (less allowance for doubtful
   accounts of $116,000 in 1997 and $176,000 in 1996)............    2,389,000      2,121,000
  Inventories....................................................    2,711,000      2,349,000
  Deferred taxes.................................................      113,000        130,000
  Prepaid and other current assets...............................      165,000        187,000
                                                                   --------------------------
      Total Current Assets ......................................    6,504,000      6,636,000



PROPERTY AND EQUIPMENT , net  ..................................       589,000        637,000



OTHER ASSETS ...................................................       171,000        202,000
                                                                   --------------------------
                                                                   $ 7,264,000    $ 7,475,000
                                                                   ==========================


            The accompanying notes are an integral part of the
                     consolidated financial statements.


CONSOLIDATED BALANCE SHEETS


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)


                                                                          September 30,
                                                                      1997            1996

CURRENT LIABILITIES:
  Accounts payable.............................................    $   695,000    $ 1,171,000
  Other current liabilities....................................      1,825,000      1,304,000
  Current portion under capital lease obligations..............         18,000             --
                                                                   --------------------------
      Total Current Liabilities ...............................      2,538,000      2,475,000
                                                                   --------------------------

LONG-TERM DEBT, related parties................................      4,715,000      4,715,000
                                                                   --------------------------
LONG-TERM CAPITAL LEASE OBLIGATIONS, net of current portion....         30,000             --
                                                                   --------------------------
DEFERRED RENT, net of current portion .........................         38,000         56,000
                                                                   --------------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common stock, par value $1 per share; 6,000,000 shares
   authorized; 2,606,481 shares issued at September 30, 1997
   and 1996....................................................      2,606,000      2,606,000
  Additional paid-in capital...................................      6,770,000      6,770,000
  Accumulated deficit..........................................     (9,047,000)    (8,761,000)
                                                                   --------------------------
                                                                       329,000        615,000

Less: Treasury stock at cost--146,732 at September 30, 1997
 and 1996......................................................        386,000        386,000
                                                                   --------------------------
      Total Stockholders' Equity (Deficiency) .................        (57,000)       229,000
                                                                   --------------------------

      Total Liabilities and Stockholders' Equity (Deficiency)..    $ 7,264,000    $ 7,475,000
                                                                   ==========================


             The accompanying notes are an integral part of the
                     consolidated financial statements.


 /
/ ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
----------------------------------------------


STATEMENTS OF CONSOLIDATED OPERATIONS
For the Years Ended September 30, 1997, 1996 and 1995



                                                              1997            1996            1995

Net Sales .............................................   $ 13,314,000    $ 13,750,000    $ 12,017,000
Cost of products sold..................................     11,126,000      11,054,000      10,570,000
                                                          --------------------------------------------
Gross margin...........................................      2,188,000       2,696,000       1,447,000
Selling, general and administrative expenses...........      2,492,000       2,625,000       2,541,000
Provision for (recovery of) bad debts..................        (60,000)         62,000          65,000
                                                          --------------------------------------------

Operating Profit (Loss) ...............................       (244,000)          9,000      (1,159,000)
                                                          --------------------------------------------

Other Income (Expense):
Interest expense--third parties........................        (57,000)        (49,000)        (41,000)
Interest expense--related parties......................       (478,000)       (480,000)       (488,000)
Interest income........................................         62,000          57,000          72,000
Unusual item...........................................        450,000              --              --
Other income (expense).................................         (2,000)          3,000          59,000
                                                          --------------------------------------------
Other income (expense)--net............................        (25,000)       (469,000)       (398,000)
                                                          --------------------------------------------

Loss before income taxes ..............................       (269,000)       (460,000)     (1,557,000)

Provision for income taxes.............................         17,000          35,000              --
                                                          --------------------------------------------

Net Loss ..............................................   $   (286,000)   $   (495,000)   $ (1,557,000)
                                                          ============================================

Net Loss per Share of Common Stock ....................   $      (0.12)   $      (0.20)   $      (0.63)
                                                          ============================================

Weighted Average Number of Common Shares Outstanding...      2,459,749       2,459,749       2,459,749
                                                          ============================================


             The accompanying notes are an integral part of the
                     consolidated financial statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
For the Years Ended September 30, 1997, 1996 and 1995



                                                                   1997           1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ..................................................    $  (286,000)   $  (495,000)   $ (1,557,000)
  Adjustments to reconcile net loss to net cash flows from
   operating activities:
    Depreciation and amortization..........................        333,000        395,000         453,000
    Amortization of deferred rent..........................        (18,000)            --              --
    Deferred taxes.........................................         17,000         35,000              --
    Provision (recovery) for bad debts.....................        (60,000)        62,000          65,000
    Loss on disposal of equipment..........................             --          1,000              --
    Unusual item...........................................       (450,000)            --              --
  Changes in operating assets and liabilities:
    Accounts receivable....................................       (208,000)         6,000         160,000
    Inventories............................................       (362,000)      (124,000)        712,000
    Prepaid and other current assets.......................         64,000        (26,000)        144,000
    Other assets...........................................        (18,000)         9,000         (32,000)
    Accounts payable.......................................       (476,000)        59,000        (275,000)
    Other current liabilities..............................        520,000        580,000         (85,000)
    Deferred rent..........................................             --         75,000              --
                                                               ------------------------------------------
      Net cash flow from (used for) operating activities...       (944,000)       577,000        (415,000)
                                                               ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equipment..........................          2,000             --              --
  Payments for machinery and equipment.....................       (222,000)       (50,000)       (780,000)
  Proceeds from sale of former subsidiary .................        450,000             --              --
                                                               ------------------------------------------
      Net cash flow from (used for) investing activities...        230,000        (50,000)       (780,000)
                                                               ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on capital lease obligations....................         (9,000)            --              --
  Payments on long-term debt--third parties................             --             --          (1,000)
  Payments on long-term debt--related parties..............             --             --        (425,000)
  Loan origination costs...................................             --             --         (63,000)
                                                               ------------------------------------------
      Net cash flow used for financing activities..........         (9,000)            --        (489,000)
                                                               ------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......       (723,000)       527,000      (1,684,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ............      1,849,000      1,322,000       3,006,000
                                                               ------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR ..................    $ 1,126,000    $ 1,849,000    $  1,322,000
                                                               ==========================================


             The accompanying notes are an integral part of the
                     consolidated financial statements.


 /
/ ARMATRON INTERNATIONAL, INC. AND SUBSIDIARY
----------------------------------------------


                                                                                                                  Total
                                        Common Stock                                      Treasury Stock       Stockholders'
                                   ----------------------    Paid-In     Accumulated   ---------------------      Equity
                                    Shares       Amount      Capital       Deficit      Shares      Amount     (Deficiency)
                                   ---------   ----------   ----------   -----------   ---------   ---------   -------------

Balance, September 30, 1994 .....  2,606,481   $2,606,000   $6,770,000   $(6,709,000)  (146,727)   $(386,000)   $ 2,281,000
Increase in treasury stock.......         --           --           --            --         (5)          --             --
Net loss.........................         --           --           --    (1,557,000)        --           --     (1,557,000)
---------------------------------------------------------------------------------------------------------------------------


Balance, September 30, 1995 .....  2,606,481    2,606,000    6,770,000    (8,266,000)  (146,732)    (386,000)       724,000
Net loss.........................         --           --           --      (495,000)        --           --       (495,000)
---------------------------------------------------------------------------------------------------------------------------


Balance, September 30, 1996 .....  2,606,481    2,606,000    6,770,000    (8,761,000)  (146,732)    (386,000)       229,000
Net loss.........................         --           --           --      (286,000)        --           --       (286,000)
---------------------------------------------------------------------------------------------------------------------------


Balance, September 30, 1997 .....  2,606,481   $2,606,000   $6,770,000   $(9,047,000)  (146,732)   $(386,000)   $   (57,000)
===========================================================================================================================


             The accompanying notes are an integral part of the
                     consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

   The Company operates principally in two segments, the Consumer Products segment and the Industrial Products segment. Operations in the Consumer Products segment involve the manufacture and distribution of Flowtron leafeaters, bugkillers, yard carts, storage sheds and dog houses which comprised 97% and 94% of the Company's sales for the years ended September 30, 1997 and 1996, respectively. The Company distributes its consumer products primarily to major retailers throughout the United States, with some products distributed under customer labels. Substantially all of this segment's sales and accounts receivable related to business activities with such retailers. The Industrial Products segment markets electronic obstacle avoidance systems for transportation and automotive applications. Production of these systems began in fiscal 1996. There are no intercompany sales between segments.

2. SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

   The consolidated financial statements include the accounts of Armatron International, Inc. and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

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

   Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed based upon the estimated useful lives of the various assets using the straight-line method with annual rates of depreciation of 10 to 33-1/3%. Capitalized tooling costs are amortized over three years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the related assets. Tooling and molding costs are charged to a deferred cost account as incurred, prepaid tooling, until the tool or mold is completed. Upon completion the costs are transferred to a property/ equipment account. Depreciation expense was $325,000, $363,000 and $426,000 for fiscal 1997, 1996 and 1995, respectively. Maintenance and repairs are charged to operations as incurred. Renewals and betterments which materially extend the life of assets are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts. Any resulting gain or loss is reflected in earnings.

   Deferred Rent

   Deferred rent results from amortizing the lease related to the Company's operating facility over the term of the lease on a straight-line basis.

   Advertising

   The Company expenses advertising as incurred. Advertising expense was $213,000, $322,000 and $295,000 for fiscal 1997, 1996 and 1995, respectively.

   Income Taxes

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

3. CONCENTRATION OF CREDIT RISK

   Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade accounts receivable. If any of the Company's major customers fail to pay the Company on a timely basis, it could have a material adverse effect on the Company's business, financial condition and results of operations.

   For the year ended September 30, 1997, two customers accounted for approximately 42% of the Company's net sales. At September 30, 1997, these customers accounted for approximately 57% of the Company's trade accounts receivable balance.

   For the year ended September 30, 1996, a single customer accounted for approximately 18% of the Company's net sales. At September 30, 1996, this customer accounted for approximately 33% of the Company's trade accounts receivable balance.

   The Company's export sales are not significant.

4. SUPPLEMENTAL CASH FLOW INFORMATION

   The Company's cash payments for interest and income taxes and the Company's non-cash investing and financing activities for the years ended September 30, 1997, 1996 and 1995 were as follows:


                                                               1997      1996      1995

      Interest - related parties..........................   $    --   $49,000   $ 41,000
      Interest - third parties............................   $57,000   $41,000   $528,000

      Income taxes........................................   $    --   $    --   $     --

      Non-cash investing and financing activities:
        Capital expenditures financed by capital lease....   $57,000   $    --   $     --


5. MAJOR SUPPLIERS

   The Company currently purchases its plastic storage sheds, yard carts and dog houses from one supplier. This supplier manufactures these products in accordance with the Company's designs and specifications. The Company believes that other suppliers could provide the required products although comparable terms may not be realized. A change in suppliers could cause a delay in scheduled deliveries of the products to the Company's customers and a possible loss of revenue, which would adversely affect the Company's results of operations.

6. INVENTORIES

   Inventories consisted of the following at September 30:



                                                               1997         1996

      Raw Material, primarily purchased components.......   $1,680,000   $1,632,000
      Work in Process....................................       21,000       65,000
      Finished Goods.....................................    1,010,000      652,000
                                                            -----------------------
                                                            $2,711,000   $2,349,000
                                                            =======================

7.  PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following at September 30:


                                                                  1997          1996

      Leasehold improvements..............................     $  149,000    $   80,000
      Furniture and fixtures..............................        396,000       396,000
      Machinery and equipment ............................      1,828,000     1,830,000
      Capitalized tooling cost............................      3,980,000     3,808,000
                                                               ------------------------
                                                                6,353,000     6,114,000
      Less accumulated depreciation and amortization......      5,764,000     5,477,000
                                                               ------------------------
                                                               $  589,000    $  637,000
                                                               ========================

8. OTHER ASSETS

   Other assets consisted of the following at September 30:


                                                                     1997       1996

      Other receivable, net of current portion..................   $ 64,000   $ 89,000
      Note receivable--employee, due under terms of an annual
       renewal note, interest payable monthly at an annual rate
       of 6%, secured by a second mortgage......................    100,000    100,000
      Other.....................................................      7,000     13,000
                                                                   -------------------
                                                                   $171,000   $202,000
                                                                   ===================

9. OTHER CURRENT LIABILITIES

   Other current liabilities consisted of the following at September 30:


                                                    1997         1996

      Salaries, commissions and benefits......   $  399,000   $  365,000
      Sales allowances and incentives.........      163,000           --
      Professional fees.......................       78,000       79,000
      Warranty costs..........................       37,000       40,000
      Advertising costs.......................       82,000      145,000
      Interest, due to related parties........      917,000      439,000
      Other...................................      149,000      236,000
                                                 -----------------------
                                                 $1,825,000   $1,304,000
                                                 =======================

10. DEBT

   Long-term debt

   The Company has a $7,000,000 line of credit with a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest at 10%, requires monthly payments of interest only, and is collateralized by all assets of the Company. In August 1997, the Company renewed this line of credit with the realty trust under the same terms and conditions and extended the maturity date to October 1, 1998 therefore this line of credit has been classified as long-term on the accompanying balance sheet. The Company had $4,715,000 outstanding under this line of credit at September 30, 1997 and 1996. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit from a commercial finance company which is further described below. Related interest expense incurred in the years ended September 30, 1997, 1996 and 1995 was $478,000, $480,000 and $488,000. At September 30,
   1997, interest payments of $917,000 associated with this line were in arrears for the period November 1, 1995 to September 30, 1997. On November 26, 1997 the Company received a waiver for the covenant violation related to the interest payments. The period of this waiver extends through October 1, 1998.

   Note Payable

   The Company has a revolving line of credit agreement with a commercial finance company which permits combined borrowings up to $3,500,000 in cash and letters of credit. This credit agreement is collateralized by all assets of the Company and expires in December 1999. The terms of this agreement include a borrowing limit which fluctuates depending on the levels of accounts receivable and inventory which collateralize the borrowings. The agreement contains various covenants pertaining to maintenance of working capital, net worth and other conditions. Interest on amounts outstanding is payable on a monthly basis at an annual rate of 1 3/4% over the commercial base rate. The commercial base rate was 8.5% at September 30, 1997. At September 30, 1997, the Company had outstanding letters of credit amounting to $175,000 and approximately $2,359,000 was available, pursuant to the borrowing formula, under this credit agreement.

   A summary of borrowings on commercial finance company and bank revolving credit agreements and unused lines of credit for the years ended September 30, 1997, 1996, and 1995 were as follows:


                                                1997          1996          1995

   Average borrowings during the year        $   96,000    $  313,638    $  394,129
   Average interest rate during the year          10.25%        10.67%        11.25%
   Maximum borrowings during the year        $  912,000    $1,365,000    $1,330,000
   Unused line of credit at September 30     $3,283,000    $3,169,000    $3,354,000


11. STOCK OPTIONS

   The Company's incentive stock option plan terminated December 1, 1990. Options were granted to officers and key employees to purchase common shares at prices not less than the fair market value on the date of grant. Options are exercisable in varying installments and expire in varying periods which may not exceed ten years from the date of the grant.

   Information concerning stock options for the years ended September 30, 1997, 1996 and 1995 is summarized below:


                                                 Options Outstanding
                                               Shares      Price Range

      September 30, 1994................       20,000      $1.75--$2.50
        Granted.........................         --             --
        Exercised.......................         --             --
        Canceled........................         --             --
                                               ------------------------
      September 30, 1995................       20,000      $1.75--$2.50
        Granted.........................         --             --
        Exercised.......................         --             --
        Canceled........................         --             --
                                               ------------------------
      September 30, 1996................       20,000      $1.75--$2.50
        Granted.........................         --             --
        Exercised.......................         --             --
        Canceled........................         --             --
                                               ------------------------
      September 30, 1997 ...............       20,000      $1.75--$2.50
                                               ========================

   At September 30, 1997 and 1996, options for 20,000 shares were exercisable. The expiration dates of the options range from 1998 to 1999. The average exercise price of outstanding options is $2.27.

12. INCOME TAXES

   The provision for income taxes consists of the following:


                                                        (000's)
                                                Year Ended September 30,
                                                 1997    996       1995

      CURRENT TAX PROVISION
        Federal.............................    $  --    $  --     $  --
        State...............................       --       --        --
                                                ------------------------
      TOTAL CURRENT PROVISION...............       --       --        --
                                                ------------------------

      DEFERRED TAX (BENEFIT)/EXPENSE
        Federal.............................      201     (160)     (545)
        State...............................      137      (39)     (297)
                                                ------------------------
      TOTAL DEFERRED (BENEFIT)/EXPENSE......      338     (199)     (842)
      CHANGE IN VALUATION ALLOWANCE.........     (321)     234       842
                                                ------------------------
      INCOME TAXES (BENEFIT)/EXPENSE........    $  17    $  35     $  --
                                                ========================

   The significant items comprising the deferred tax assets and liabilities are as follows at September 30:


                                                         1997              1996

      Deferred Tax Assets:
        Doubtful receivables.......................   $   51,000     $   78,000
        Inventory obsolescence and shrinkage.......      235,000        225,000
        Sales allowances...........................       46,000         32,000
        Warranties.................................       17,000         18,000
        Non-qualified executive retirement plan....      147,000        147,000
        Tax loss carryforwards.....................    6,620,000      6,595,000
        Tax credit carryforwards...................      268,000        439,000
        Other......................................            0        215,000
                                                      -------------------------
          Subtotal.................................    7,384,000      7,749,000
      Deferred Tax Liabilities:
        Excess of tax over book depreciation.......      (87,000)      (114,000)
                                                      -------------------------
      Net Deferred Tax Assets......................    7,297,000      7,635,000
      Less Valuation Allowance.....................   (7,184,000)    (7,505,000)
                                                      -------------------------
      NET DEFERRED TAX ASSETS......................   $  113,000     $  130,000
                                                      =========================

   A reconciliation of the federal tax rate to the Company's effective tax rate for fiscal 1997, 1996 and 1995 are as follows:


                                                                         % of Pretax Income
                                                                       1997     1996     1995

      Federal income tax at statutory rate on loss before taxes....    35.0%    35.0%    35.0%
      Reductions and adjustments of the valuation allowance........   (28.6)   (27.4)   (35.0)
                                                                      -----------------------
      Effective income tax rate...................................      6.4%     7.6%     0%
                                                                      =======================

   Changes in the valuation allowance are due to expiration of net operating loss carryforward, tax credit carryovers and the estimated future realization of their tax benefits. The reduction of these tax benefits are reflected in these financial statements as an income tax expense.

   For income tax purposes the Company has unused Federal operating loss carryforwards of $16,581,000 expiring through 2012 and State operating loss carryforwards of $12,221,000 expiring through 2002.

   In addition to the loss carryforwards the Company has research and development and investment tax credit carryovers of $54,000 and $214,000, respectively, through 2001 which are available to reduce future tax liabilities.

   The realization of the net deferred tax asset of $113,000 is dependent on the Company's ability to generate sufficient taxable income in the future. The Company's expectation about realization of deferred assets could change if near-term estimates of future taxable income during the carryforward period are reduced.

13. BENEFIT PLANS

   The Company has a 401(k) Savings Plan whereby employees may voluntarily defer a portion of their compensation and the Company matches a portion of the employee deferral. All employees with at least one year of continuous service are eligible for the savings plan. Company contributions vest 100% after five years. The Company has made no contributions to this savings plan in each of the three years ended September 30, 1997.

   The Company also has a retirement plan for certain senior executives. The benefits payable under this retirement plan are based upon a formula which allows for the offset of benefits under other offered retirement plans and Social Security benefits. At September 30, 1997, the unfunded benefit obligation of this retirement plan was approximately $331,000. The Company has made no contributions to this retirement plan in each of the three years ended September 30, 1997.

14. COMMITMENTS AND CONTINGENCIES

   The Company was obligated at September 30, 1997 under certain operating leases for various types of equipment and the Company's operating facility. The lease for the operating facility expires in September 2000. Rental expense for fiscal 1997, 1996 and 1995 was $366,000, $420,000 and $450,000,
   respectively. The future minimum lease commitments total $972,000 as follows: $333,000 in fiscal 1998, $323,000 in 1999, and $316,000 in 2000.

   Commitments for the purchase of capital expenditures at September 30, 1997 totaled $20,000.

   In January 1991, the California Department of Health Services (DHS) issued a Corrective Action Order (CAO) against the Company and a former subsidiary The CAO requires the Company and a former subsidiary to comply with a Cleanup and Abatement Order which had been issued in 1990 against the Company for soil contamination at the site of the former subsidiary. To date, no determination has been made with regard to the extent of any environmental damage and who may be liable. The Company does not believe, based on the information available at this time, that the outcome of this matter will have a material adverse effect on its financial position or results of operations.

15. CAPITAL LEASE

   In February 1997, the Company financed approximately $57,000 of leasehold improvements under a 3 year lease financing agreement with a finance company. This lease arrangement has been accounted for as a financing transaction. The subject leasehold improvements are recorded as an asset for financial statement purposes and are being depreciated accordingly. The future minimum lease payments under this capital lease are as follows:


               1998............................   $ 24,000
               1999............................     24,000
               2000............................     10,000
                                                  --------
                                                    58,000
               Imputed interest...............     (10,000)
                                                  --------
               Capital lease obligation .......   $ 48,000
                                                  ========

16. RELATED PARTY TRANSACTIONS

   The Company paid $60,000 for legal services in each of the years ended September 30, 1997, 1996 and 1995 to a law firm to which a Director of the Company is a member.

   As further described in footnote 10 the Company has a $7,000,000 line of credit arrangement from a realty trust operated for the benefit of the Company's principal shareholders.

17. UNUSUAL ITEM

   In fiscal 1989 the Company sold one of its wholly owned subsidiaries and pursuant to the sales agreement, the Company would receive an additional payment of $450,000 if this subsidiary was subsequently resold. In the fourth quarter of fiscal 1997 the former subsidiary was resold and the Company received $450,000 in cash and has recognized this gain as an unusual item in the accompanying Statement of Operations.

18. BUSINESS SEGMENT INFORMATION

   The Company operates principally in two segments, the Consumer Products segment and the Industrial Products segment. Operations in the Consumer Products segment involve the manufacture and distribution of Flowtron leaf-eaters, bugkillers, yard carts, storage sheds and dog houses which comprised 97% and 94% of the Company's sales for the years ended September 30, 1997 and 1996, respectively. The Company distributes its consumer products primarily to major retailers throughout the United States, with some products distributed under customer labels. Substantially all of this segment's sales and accounts receivable related to business activities with such retailers.

   The Industrial Products segment markets electronic obstacle avoidance systems for transportation and automotive applications. Production of these systems began in fiscal 1996.

   There are no intercompany sales between segments.

   Operating profit is total revenue less operating expenses excluding interest expense, general corporate expenses and income taxes. Identifiable assets by industry segment are those assets that are identified in the operation of each of the Company's segments. Corporate assets are principally cash and other assets.


                                               For the Years Ended September 30,
                                              1997           1996          1995

   Net sales to unaffiliated customers:
     Consumer Products..................   $12,898,000    $12,910,000   $11,920,000
     Industrial Productys...............       416,000        840,000        97,000
                                           ----------------------------------------
       Total net sales..................   $13,314,000    $13,750,000   $12,017,000
                                           ========================================

   Operating profit (loss)
     Consumer Products..................   $   631,000    $   750,000   $   (25,000)
     Industrial Products................      (244,000)        29,000      (410,000)
                                           ----------------------------------------
                                               387,000        779,000      (435,000)

   General corporate expenses...........   $  (631,000)   $  (770,000)  $  (724,000)
                                           ----------------------------------------
   Consolidated operating loss..........   $  (244,000)   $     9,000   $(1,159,000)

   Interest expense.....................      (535,000)      (529,000)     (529,000)
   Interest income......................        62,000         57,000        72,000
   Unusual item.........................       450,000             --            --
   Other income (expense)...............        (2,000)         3,000        59,000
                                           ----------------------------------------
   Loss before income taxes.............   $  (269,000)   $  (460,000)  $(1,557,000)
                                           ========================================

   Identifiable assets:
     Consumer Products..................   $ 5,637,000    $ 5,244,000   $ 5,766,000
     Industrial Products................       330,000        282,000        61,000
     Corporate..........................     1,297,000      1,949,000     1,429,000
                                           ----------------------------------------
       Total assets.....................   $ 7,264,000    $ 7,475,000   $ 7,256,000
                                           ========================================

   Depreciation:
     Consumer Products..................   $   301,000    $   359,000   $   422,000
     Industrial Products................         5,000          4,000         4,000
     Corporate..........................            --             --            --
                                           ----------------------------------------
       Total depreciation...............   $   306,000    $   363,000   $   426,000
                                           ========================================

   Capital expenditures:
     Consumer Products..................   $   277,000    $    40,000   $   780,000
     Industrial Products................         2,000         10,000            --
                                           ----------------------------------------
       Total capital expenditures.......   $   279,000    $    50,000   $   780,000
                                           ========================================



REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Directors of Armatron International, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Armatron International, Inc. and Subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity (deficiency), for the years ended September 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Armatron International, Inc. and Subsidiary as of September 30, 1997 and 1996 and the results of its operations and its cash flows for the years ended September 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.




                                       /s/ R.J. GOLD & COMPANY, P.C.
                                           R.J. Gold & Company, P.C

Needham, Massachusetts
November 26, 1997


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Company operates principally in two segments, the Consumer Products segment and the Industrial Products segment. Operations in the Consumer Products segment involve the manufacture and distribution of Flowtron leaf-eaters, bugkillers, yard carts, storage sheds and dog houses which comprised 97% and 94% of the Company's sales during the years ended September 30, 1997 and 1996, respectively. The Company distributes its consumer products primarily to major retailers throughout the United States, with some products distributed under customer labels. Substantially all of this segment's sales and accounts receivable related to business activities with such retailers. The Industrial Products segment markets electronic obstacle avoidance systems for transportation and automotive applications. Production of these systems began in fiscal 1996. There are no intercompany sales between segments. For the year ended September 30, 1997, two customers accounted for 42% of the Company's net sales. At September 30, 1997, these customers accounted for 57% of the Company's trade accounts receivable balance. If any of the Company's major customers fail to pay the Company on a timely basis, it could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently purchases its plastic storage sheds, yard carts and dog houses from one supplier. This supplier manufactures these products in accordance with the Company's designs and specifications. The Company believes that other suppliers could provide the required products although comparable terms may not be realized. A change in suppliers could cause a delay in scheduled deliveries of the products to the Company's customers and a possible loss of revenue, which would adversely affect the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for operating expenses, including labor costs, raw material purchase and funding of accounts receivable. Historically, the Company's sources of cash have been borrowings from banks and finance companies and notes from related parties.

During the year ended September 30, 1997, operating activities used $944,000 in cash primarily due to an increase in trade accounts receivable of $208,000, an increase in inventories of $362,000 and a decrease in accounts payable of $476,000.

The Company has a $3,500,000 revolving line of credit agreement with commercial finance company. This credit agreement is collateralized by all assets of the Company and expires in December 1999. The terms of this agreement include a borrowing limit which fluctuates depending on the levels of accounts receivable and inventory which collateralize the borrowings. The agreement contains various covenants pertaining to maintenance of working capital, net worth and other conditions. Interest on amounts outstanding is payable at 1 3/4% over the commercial base rate. The commercial base rate was 8.5% at September 30, 1997. At September 30, 1997, the Company had outstanding letters of credit amounting to $175,000 and approximately $2,359,000 was available, pursuant to the borrowing formula, under this credit agreement.

The Company has a $7,000,00 line of credit with a realty trust operated for the benefit of the Company's principal shareholders. This line of credit, with interest at 10%, requires monthly payments of interest only, and is collateralized by all assets of the Company. In August 1997, the Company renewed this line of credit with the realty trust under the same terms and conditions and extended the maturity date to October 1, 1998. The Company had $4,715,000 outstanding under this line of credit at September 30, 1997 and 1996. Repayment of this line of credit is subordinate to the repayment of any and all balances outstanding on the revolving line of credit from a commercial finance company. At September 30, 1997, interest payments of $917,000 associated with this line were in arrears for the period November 1, 1995 to September 30, 1997. On November 26, 1997, the Company received a waiver for the covenant violation related to the interest payments. The period of this waiver extends through October 1, 1998.

Sales terms for the Industrial Products segment are 30 days net. Following industry trade practice, the Consumer Products segment offers extended payment terms for delivery of seasonal product items such as bugkillers, electric leaf-eaters, biomisters, compost bins, yard carts and storage sheds, resulting in fluctuating requirements for working capital.

During the year ended September 30, 1997, the Company made cash investments of $222,000 in capital expenditures primarily for tooling and dies used in production and financed approximately $57,000 of leasehold improvements. As of September 30, 1997, the Company had commitments of approximately $20,000 for future capital expenditures.

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

Management is of the opinion that, unless there is a significant rise in interest rates, inflation will not be an important factor in fiscal 1998.

The Company believes that its present working capital, credit arrangements with a commercial finance company and related party, and other sources of financing will be sufficient to finance its seasonal borrowing needs, operations and investment in capital expenditures in fiscal 1998. Other sources of financing, provided by the Company's principal stockholder, are available to finance any working capital deficiencies.

RESULTS OF OPERATIONS

Year ended September 30, 1997

The results of consolidated operations for the year ended September 30, 1997 resulted in a net loss of $286,000, or $.12 per share, as compared with a net loss of $495,000, or $.20 per share for fiscal 1996. Sales decreased $436,000, or 3.2%, to $13,314,000 for the year ended September 30, 1997, as compared to sales of $13,750,000 for the year ended September 30, 1996. The decrease in sales was primarily due to a decrease in sales volume of the Industrial Products segment.

Sales and operating profit for the Consumer Products segment for the year ended September 30, 1997 were approximately $12,898,000 and $631,000, respectively, as compared to sales of $12,910,000 and an operating profit of $750,000 for the year ended September 30, 1996. The decrease in operating profit was primarily due to underutilization of this segment's facilities.

Sales for the Industrial Products segment for the year ended September 30, 1997 were approximately $416,000 and its operating loss was $244,000 for the year ended September 30, 1997, as compared to sales of $840,000 and an operating profit of $29,000 for the year ended September 30, 1996. The decrease in sales was primarily due to a customer delaying shipments of the Company's obstacle avoidance systems while it tested and evaluated the Company's systems for a period of six months. This customer, a major express mail and delivery service company, completed its testing in July 1997 and has determined that the Company's obstacle avoidance systems will be placed on each of its newly acquired delivery vehicles as they are placed in service. The decrease in operating profit was primarily due to the decreased sales and the underutilization of this segment's facilities.

Selling, general and administrative expenses decreased $133,000, or 5.1%, to $2,492,000 for the year ended September 30, 1997, as compared to $2,625,000 for the year ended September 30, 1996. As a percentage of sales, selling, general and administrative expenses were 18.7% in fiscal 1997 as compared to 19.1% in fiscal 1996. The decrease was due to the Company's continuing efforts to contain costs.

In fiscal 1989 the Company sold one of its wholly owned subsidiaries and pursuant to the sales agreement, the Company would receive an additional payment of $450,000 if this subsidiary was subsequently resold. In the fourth quarter of fiscal 1997 the former subsidiary was resold and the Company received $450,000 in cash and has recognized this gain as an unusual item.

Additional tax benefits from losses on operations for the year ended September 30, 1997 were offset by changes to the related valuation allowance.

Year ended September 30, 1996

The results of consolidated operations for the year ended September 30, 1996 resulted in a net loss of $495,000, or $.20 per share, as compared with a net loss of $1,557,000, or $.63 per share for fiscal 1995. Sales increased $1,733,000, or 14.4%, to $13,750,000 for the year ended September 30, 1996, as compared to sales of $12,017,000 for the year ended September 30, 1995. The increase in sales was primarily attributable to a 10% increase in sales volume and a 4% increase in the average selling price of the Company's products.

Sales and operating profit for the Consumer Products segment for the year ended September 30, 1996 were approximately $12,910,000 and $750,000, respectively, as compared to sales of $11,920,000 and an operating loss of $25,000 for the year ended September 30, 1995. The increase in operating profit was attributable to lower operating expenses due to the Company's cost containment efforts.

Sales for the Industrial Products segment for the year ended September 30, 1996 were approximately $840,000 and had an operating profit of $29,000 for the year ended September 30, 1996, as compared to sales of $97,000 and an operating loss of $410,000 for the year ended September 30, 1995. The increase in sales was due to a customer rescheduling and delaying of shipments of the Company's systems. The operating profit was primarily due to increased sales volume of the Company's systems.

Selling, general and administrative expenses decreased $84,000, or 3.3%, to $2,625,000 for the year ended September 30, 1996, as compared to $2,541,000 for the year ended September 30, 1995. As a percentage of sales, selling, general and administrative expenses were 19.1% in fiscal 1996 as compared to 21.1% in fiscal 1995. The decrease was due to the Company's continuing efforts to contain costs.

Additional tax benefits from losses on operations for the year ended September 30, 1996 were offset by changes to the related valuation allowance.

The Company believes inflation did not have a material effect on its results of operations for fiscal 1997, 1996 or 1995.


FIVE-YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA:



                                                               Years Ended September 30,
                                                 1997        1996        1995        1994        1993
                                                         (in thousands, except per share data)

Net Sales....................................  $ 13,314    $ 13,750    $ 12,017    $ 13,286    $ 16,174
Operating Income (Loss)......................  $   (244)   $      9    $ (1,159)   $   (934)   $ (1,106)
Net Loss.....................................  $   (286)   $   (495)   $ (1,557)   $ (1,212)   $ (1,548)

Earnings (Loss) Per Share of Common Stock:
  Net Loss...................................  $   (.12)   $   (.20)   $   (.63)   $   (.49)   $   (.63)
                                               ========================================================

Total Assets.................................  $  7,264    $  7,475    $   7,256   $  9,599    $ 10,398

Long-Term Obligations........................  $  4,745    $  4,715    $   4,715   $  5,140    $  5,251


There were no dividends paid on common shares during any of the above years. Under the financing agreement, as set forth in footnote 10 to the company's financial statements the Company is restricted from paying dividends for the term of that agreement.

-------------------------------------------------------------------------------

Common Stock Information:

The approximate number of shareholders of record at December 1, 1997 was 1,093.

The following table indicates the fiscal quarterly high and low prices for the Company's common stock and the high and low bid prices as reported in Over the Counter Bulletin Board for 1997 and 1996:


                                        1997            1996
       Fiscal Quarter               High    Low     High     Low

       First...................      3/4    3/8      11/16   7/16
       Second..................    2 7/8    1/4      11/16   1/4
       Third...................    2 1/4    1/4    2 7/8     1/4
       Fourth..................     15/16   5/16   1 1/8     5/8


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


AUDITORS
R. J. Gold & Company, P.C.

GENERAL COUNSEL
Englander, Finks, Ross, Cohen & Brander, P.C.

TRANSFER AGENT
American Stock Transfer & Trust Co.

STOCK TRADING
Over the Counter Bulletin Board

FORM 10-K

A copy of the Company's Fiscal 1997 Annual Report on Form 10-K to the Securities and Exchange Commission is available to Stockholders, without charge, upon written request to the Company:

Armatron International, Inc.
Two Main Street
Melrose, MA 02176


                            /
                           / ARMATRON
                           -------------------
                             INTERNATIONAL INC.